As filed with the Securities and Exchange Commission on February
17, 1998


Registration No. 333-







                   SECURITIES AND EXCHANGE COMMISSION



                         Washington, D.C. 20549


                               FORM S-3

                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933


                          OPTEK TECHNOLOGY, INC.
          (Exact name of registrant as specified in its charter)


Delaware

                                                  75-1962405
(State or other jurisdiction of      (I.R.S. Employer
incorporation or organization)     Identification No.)

                           1215 West Crosby Road
                          Carrollton, Texas 75006
                              (972) 323-2200
       (Address, including zip code, and telephone number,
          including area code, of registrant's principal executive offices)


                             THOMAS R. FILESI
                   President and Chief Executive Officer
                           1215 West Crosby Road
                          Carrollton, Texas 75006
                              (972) 323-2200
         (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                Copies to:

                          CHRISTOPHER M. HEWITT
                          Hewitt & Hewitt, P.C.
                           2612 Thomas Avenue
                           Dallas, Texas 75204
                             (214) 969-0250

                         FRANCIS S. CURRIE
                            JOHN T. SHERIDAN
                        CHRISTOPHER G. NICHOLSON
                    Wilson Sonsini Goodrich & Rosati
                           650 Page Mill Road
                       Palo Alto, California 94304
                              (650) 493-9300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.


                      CALCULATION OF REGISTRATION FEE

Title of Each  Amount to be   Proposed Maximum Proposed  Amount
Class of       Registered     Offering Price   Maximum  of Regis-
Securities                    Per Share(1)     Aggregate tration
to be Registered                               Offering   Fee
                                               Price (1)
Common Stock
(par value $.01) 2,875,000 shares(2) $21.625 $62,171,875 $18,341


(1) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 as the average of the high and low sale prices of a share of the registrant's common stock reported by the Nasdaq Stock Market's National Market System on February
      12, 1998.
(2) Includes 375,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.




               SUBJECT TO COMPLETION -  DATED FEBRUARY 17,  1998
PROSPECTUS






                                2,500,000 Shares

                            Optek Technology, Inc.

                                 Common Stock







All of the shares of common stock of Optek Technology, Inc. (the
"Company"), par value $0.01 per share (the
"Common Stock"), offered hereby are being sold by First Source
Financial LLP ("First Source" or the "Selling
Stockholder"). See "Selling Stockholder." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.

The Common Stock is included for quotation in The Nasdaq Stock
Market's National Market (the "Nasdaq National
Market") under the symbol "OPTT." On February 12, 1998, the last reported sales price of the Common Stock on the Nasdaq National Market was $21.88 per share. See "Price
Range of Common Stock."

See "Risk Factors" on pages 8 to 16 for a discussion of certain material factors that should be considered in connection with an investment in the Common Stock offered hereby.





                       THESE SECURITIES HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.




               Price to  Underwriting Discounts   Proceeds to
                Public   and Commissions(1)       Selling
                                                  Stockholder

Per Share      $         $                        $

Total (2)(3)   $         $                        $

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including
liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). See
                                        "Underwriting."
(2)   The Company has agreed to pay the expenses of the offering
estimated to be $200,000.                  .
(3) The Selling Stockholder has granted the several Underwriters a 30-day over-allotment option to purchase up to 375,000 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the
Underwriters, the total Price to Public will be $    , the total
      Underwriting Discounts and Commissions  will be $       ,
and the total Proceeds to Selling Stockholder will
      be $       . See "Underwriting."






The shares of Common Stock are offered by the Underwriters
subject to delivery by the Selling Stockholder and
acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without
notice.  Delivery of the shares to the Underwriters is expected to be made through the facilities of the Depository Trust
Company, New York, New York on or about March     , 1998.

Prudential Securities Incorporated
                        BancAmerica Robertson Stephens
                                                         ABN AMRO
Incorporated

March      , 1998

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
PAGE

[Photograph depicting a silicon wafer with a selection of the Company's discrete compo-nents and assemblies.]













     "Photologic" and the Optek logo are trademarks of the Company. Trademarks of others are also referred to in this Prospectus.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Unless the context indicates otherwise, references in this Prospectus to the "Company" refer to Optek
Technology, Inc. and its wholly-owned subsidiaries. Unless otherwise indicated, this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. See "Underwriting."

                                The Company

      The Company is a leading designer and manufacturer of electronic sensor components and assemblies that detect motion and position for a broad range of applications. The Company utilizes optoelectronic and magnetic field sensing technologies to target non-standard applications that require specialized engineering and manufacturing expertise. The Company sells its products for end use by original equipment manufacturers (OEMs) in the office equipment, automotive, industrial, aerospace/defense, medical and communications markets. The Company believes that in many cases it is the sole source supplier for specific components and assemblies necessary for its customers' applications. In fiscal 1997 major customers included C.P. Clare Corporation, General Motors Corporation, Pitney
Bowes, Inc., Strattec Security Corporation and Xerox Corporation.

      The Company's primary business has been focused on the design and manufacture of optoelectronic semiconductor chips, discrete components and assemblies for commercial (i.e., office equipment, industrial, medical and communications) OEMs. The Company's commercial products include a wide array of custom electronic components and assemblies which are each designed to address specific applications required by its diverse customer base. Demand by commercial customers for the Company's sensors is driven by sales of OEM products that incorporate the Company's sensors and frequently have life cycles ranging from three to 15 years. Often, the
Company is able to leverage its specialized engineering expertise and close customer relationships to assist in the design of its customers' next generation of products, which significantly increases the Company's ability to secure continuing sales from these customers as their product lines
evolve.   As a result, commercial OEMs have
represented a stable and predictable sales base for the Company.

      The Company has leveraged its expertise in commercial markets to develop customized electronic sensors to address the growing application requirements of the automotive market. The Company believes that the automotive sector represents its primary opportunity for growth as an increasing number of sensors are being incorporated into automobiles to improve fuel efficiency and emissions, increase passenger safety and provide additional consumer options. The Company believes this trend will continue as governmental regulation mandates improved passenger safety and reduced emissions and consumers demand better safety and performance and increased functionality. As a result of its strategic pursuit of the automotive market, the Company's sales to the automotive market have grown from 2% to 25% of net sales from fiscal 1992 to fiscal 1997, respectively.
Currently, a substantial portion of the Company's automotive assemblies are sold for use in a relatively small number of applications. The Company presently sells electronic sensors for use in General Motors' automobile ignition and theft deterrent systems. In addition, the Company's engineering and manufacturing expertise and cus-tomer relationships have resulted in the Company being awarded other automotive programs.

      The Company's business objective is to maintain and enhance its position as a leading designer and manufacturer of custom electronic sensors. To achieve its objective, the Company has implemented a strategy to:
(i) leverage its existing expertise in application specific products; (ii) pursue additional opportunities in the growing automotive sensor market; (iii) leverage its vertically integrated manufacturing capabilities; and (iv) utilize multiple sales channels for effective market coverage.

      The Company's manufacturing operations are vertically integrated, with facilities located in Carrollton, Texas and Juarez, Mexico. Over 80% of the Company's products are assembled in facilities operated by the Com-pany in Juarez, Mexico. The Company markets its products worldwide through its own technical sales staff, inde-pendent sales representatives and independent stocking distributors.

      The Company was founded and incorporated in the State of Texas in 1979 and reincorporated in the State of Delaware in 1984. The Company's principal executive offices are located at 1215 West Crosby Road,
Carrollton, Texas 75006, and its phone number at that location is
(972) 323-2200.
PAGE

                            Selling Stockholder

      All of the shares offered hereby will be sold by First Source. The offered shares will be acquired pursuant to a warrant to purchase 3,150,000 shares of Common Stock held by First Source (the "First Source Warrant"), which will be exercised, at least in part, in connection with completion of the Offering. The Company will not receive any proceeds of the Offering, but will receive the aggregate exercise price of $1,250,000 payable upon exercise of the First Source Warrant to acquire the 2.5 million shares of Common Stock to be sold in this Offering.
The exercise price for the Company's Common Stock subject to the First Source Warrant is $0.50 per share. See
"Use of Proceeds," "Capitalization" and "Principal and Selling
Stockholders."

                               The Offering

Common Stock Offered by the
Selling Stockholder(1) ...........       2,500,000 shares

Common Stock to be Outstanding
after the Offering(1)(2)...........      6,966,025 shares

Use of Proceeds....................      The Company will not
                                        receive any proceeds from
                                        the sale of the Common
                                        Stock offered hereby. See
                                         "Use of Proceeds."

Nasdaq National Market Symbol.....       OPTT


(1) Does not include 375,000 shares which may be issued pursuant to the First Source Warrant and offered by the Selling Stockholder if the Underwriters' over-allotment is exercised in full.
(2) Does not include, as of February 12, 1998 (i) 596,665 shares issuable upon exercise of outstanding director and employee stock options, of which options for 311,533 shares are exercisable immediately or within 60 days of February 12, 1998, and (ii) 650,000 shares issuable upon exercise of the First Source
      Warrant which is immediately exercisable.
PAGE

                      Summary Consolidated Financial Data
                    (in thousands, except per share amounts)

     The following table sets forth certain historical operating data for the Company for each of the periods indicated.

                                                       Fiscal
Year Ended                                                 Three
Months Ended
Oct. 29, Oct. 28, Oct. 27, Oct.25,  Oct. 31, Jan. 31,  Jan. 30,
1993(1)  1994(1)(2) 1995(2) 1996(2)  1997(3)  1997     1998
                                                  (unaudited)


Statement of
Operations
Data:
Net sales $55,878 $55,625 $62,542 $67,395 $75,572 $16,689 $20,419
Cost of
sales      46,499  38,269  38,513  39,010  43,423  10,099  12,105
Gross
profit      9,379  17,356  24,029  28,385  32,149   6,590   8,314

Operating
income
(loss)..   (5,272) 7,229   13,098  15,186  17,758   3,102   4,428

Income (loss)
before income
taxes and
extraordinary
item....    (10,059) 3,179  9,996  14,039  17,764   2,943   4,524

Net income
(loss).....(10,059)  3,179  9,838  12,895  11,502   1,912   2,940


Diluted
earnings
(loss) per
share
before
extraordinary
item(4)     $(3.12)  $0.62  $1.40   $1.71   $1.63   $0.25   $0.37


Diluted
earnings(loss)
per
share(4)   $(3.12)   $0.62  $1.40   $1.71   $1.50   $0.25   $0.37


Weighted
average
shares out-
standing -
diluted
basis(4)...3,224    5,154  7,007   7,544    7,672  7,533   7,881


                                 Oct. 31,     Jan. 30,
                               1997      1998(unaudited)
                                        Actual    As adjusted
Balance Sheet Data:
Working capital.........      $15,068   $16,552   $17,602
Total assets.............      38,936    41,622    42,672
Total current liabilities...... 12,656   12,274    12,274
Stockholders' equity..........  26,163   29,193    30,243


(1) Results for fiscal 1993 and 1994 include non-recurring charges of $8.3 million and $1.3 million, respectively, relating to (i) restructuring charges;
       (ii) write-off of excess and obsolete inventory; (iii) losses from a discontinued subsidiary; and (iv) amortization of deferred development costs. See
       "Selected Consolidated Financial Data."
(2) Results for fiscal 1994, 1995 and 1996 include tax benefits resulting from utilization of net operating loss carryforwards during those years of
       $305,000, $3.9 million and $3.2 million, respectively. All such carryforwards were fully utilized during fiscal 1996.

(3) In the fourth quarter of fiscal 1997, the Company agreed to pay its former lender First Source $1,545,000 to release all debt obligations, including contingent additional interest, under the credit facility and other restrictive covenants. The provision for payment, net of related income tax benefits of $542,000, was classified as an extraordinary item.
(4) The Company has restated all previous earnings (loss) per share data to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), which became effective on a retroactive basis with the issuance of the fiscal 1998 first quarter earnings data. See "Managements Discussion and Analysis of Financial
Condition and Results of Operations - New Accounting Standards."
PAGE

RISK FACTORS

     An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk.
Prospective investors should carefully consider the risk factors set forth below, as well as the other information set forth in this Prospectus or incorporated herein by reference, prior to making any investment in the Common Stock offered hereby.

     This Prospectus, including the information incorporated by reference herein, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act. All of the statements contained in this Pro-spectus, other than statements of historical fact, should be considered forward-looking statements, including, but not limited to, those concerning the Company's strategies, objectives and plans for expansion of its operations, prod-ucts and services and growth in demand for sensor products. There can be no assurances that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Prospectus, included, without limitation, under "Risk Factors." All subsequent written and oral forward-looking statements by or attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such Cautionary Statements. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     Fluctuations in Operating Results. The Company's net sales and operating results have varied on a quar-terly and an annual basis in the past and may vary significantly in the future. The Company's first fiscal quarter, which ends in January, includes the holiday season, which impacts customer order entry and also includes an annual facilities shutdown, and has therefore traditionally been the Company's lowest in terms of net sales and operating income. Historically, the Company's net sales have been lower in such quarter than in the immediately preceding quarters. The Company's third fiscal quarter has in the past been affected by the extended vacation season in Eu-rope, which reduces international sales during that period. The Company's net sales and operating results could be materially and adversely affected by many factors, some of which are partially or wholly outside the control of the Company, including, among others, failure to be selected to supply sensors for new products and programs, quality control of products sold, the relatively long sales and development cycle for the Company's products, the Company's ability to introduce new products and technologies on a timely basis, market acceptance of the Company's and its customers' products, the timing, deferral or cancellation of customer orders and related ship-ments, competitive pressures on selling prices, availability of raw materials, fluctuations in yields, changes in prod-uct mix, changes in the lead time required to ship products after receipt of an order, introduction of products and technologies by the Company's competitors and customers, personnel changes and difficulties in attracting and retaining qualified technical personnel and economic conditions generally and in the automotive and commercial mar-kets.

     A significant portion of the Company's product sales are made pursuant to standard purchase orders that, in some cases, are cancelable without significant penalties. In addition, purchase orders are subject to changes in quantities of products and delivery schedules to reflect changes in customers' requirements and manufacturing avail-ability. The Company's actual shipments depend in part on the Company's manufacturing capacity and the avail-ability of raw materials from the Company's suppliers. The Company's expense levels are based, in part, on its ex-pectations as to future net sales and to some extent are fixed in the short term. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues, and any significant shortfall of demand in relation to the Company's expectations or any material delay or deferral of cus-tomer orders would have a material adverse effect on the Company's business, operating results and financial condi-tion.

     The Company has commenced expenditures to increase manufacturing capacity and engineering resources in anticipation of additional potential net sales. In the event that such additional net sales do not materialize when and as anticipated, such expenditures could adversely affect the Company's gross margins and operating margins.

     As a result of the foregoing and other factors, it is likely that in some future periods the Company's operat-ing results will fail to meet the expectations of public market analysts or investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the trading price of the Company's Common Stock could drop significantly.

     Dependence on Automotive Industry. The automotive industry, which accounted for approximately 25% of the Company's net sales during fiscal 1997, has in recent years represented the fastest area of growth for the Company. Thus, the maintenance of or improvement in the Company's operating results for future periods will depend in part on its success in the automotive sensor market and on the increasing of use of sensors in automobiles to improve fuel efficiency, safety and consumer options. Currently, a substantial portion of the Company's auto-motive assemblies are sold for use in a relatively small number of applications. No assurance can be given that additional applications will be developed or that the Company will be successful in participating in them.

     The automotive industry is cyclical due to general economic conditions, the level of interest rates, consumer confidence, patterns of consumer spending and the automobile replacement cycle, all of which are beyond the control of the Company. In addition, the Company's customers in the automotive industry are highly unionized and have in the past experienced labor disruptions. Accordingly, automotive production may not increase or may decline in the future. A significant reduction or prolonged interruption in automotive production could have a material ad-verse effect on the Company's business, operating results and financial condition.

     Dependence on Customer Specific Products; Lengthy Sales and Development Cycle. A substantial portion of the Company's products are designed to address the specific needs of individual customers. As a result, the sales and development cycle for these products can be lengthy, with the development cycle alone ranging from four to 36 months or longer for new products in new applications, and are particularly long for products targeted to the automotive industry. Because customer specific products are developed for particular customers' applications, some of the Company's current and future customer specific products may never be produced in high volume, or at all, due to the Company's inability to introduce custom products in a timely manner, delays in the introduction of the Company's customers' products, the failure of the Company's customers' products to achieve and sustain commercial success or the discontinuation of a customer's product line. Any of these occurrences could have a material adverse effect on the Company's business, operating results and financial condition.

     Product Life Cycles; Dependence on Selection as Provider for New Products. The Company's ability to generate net sales in the future is primarily dependent on its being selected by OEMs as a provider of sensor components and/or assemblies for their new products. OEMs typically select and qualify sensor providers for new product models during the initial design and testing phases of their product development cycles, which typically range from four to over 36 months in length. Once a new product model is implemented, its life cycle typically ranges from three to 15 years. The Company believes that it would be difficult for it to begin providing components and assemblies for use in a particular end product if the Company had not been selected and qualified as a provider during the development of such product. Therefore, a failure to be selected as a provider during the early stages of a product's life cycle could preclude the Company from ever providing assemblies and components for such prod-uct model throughout its life cycle. In addition, such failure to be selected could reduce the Company's ability to be selected as a provider for future product models if, for example, such failure adversely affects the working rela-tionship between the Company and the manufacturer of such product model. There can be no assurance that the Company will be selected as a provider of sensor assemblies and components for new product models introduced by current customers or other OEMs. Unless the Company is selected as a supplier of sensor components and assemblies for new models as existing models are phased out, the Company's business, operating results and finan-cial condition could materially and adversely affected.

     Customer Concentration. Historically, a relatively small number of customers has accounted for a signifi-
cant percentage of the Company's total net sales, and the Company expects that this trend will continue. During fiscal 1997, the Company's ten largest customers accounted for approximately 63% of net sales. Three customers,
Strattec Security Corporation, General Motors Corporation and Pitney Bowes, Inc., made purchases which account-
ed for 13%, 13% and 10%, respectively, of the Company's net sales for fiscal 1997. In each of fiscal 1994, 1995 and 1996, the Company has had two customers that each accounted
for at least 10% of total net sales.   The
Company's ability to achieve sales in the future will depend upon its ability to obtain orders from, maintain relation-ships with and provide support to a relatively small number of existing and new key customers. As a result, any cancellation, reduction, rescheduling or delay in orders by or shipments to any significant customer or the discon-tinuation or redesign by any such customer of its products which currently incorporate one or more of the Company's products could have a material adverse effect on the Company's business, operating results and financial condition.

     Pricing Pressure. There is continuing pressure from OEMs to reduce costs associated with outside suppli-ers such as the Company. In some cases, the Company sells products under agreements which contain provisions that require the Company to reduce its per unit price over time. The Company's other products, subject to periodic re-quotation, may also experience declining average selling prices over their life cycles with a similar potential impact on gross margins if the Company is unable to reduce corresponding costs or introduce new products with higher gross margins. If the Company is unable to make corresponding product cost reductions, the resulting decline in the average selling prices of the products sold could reduce the Company's product gross margin.

     Foreign Manufacturing Operations. Over 80% of the Company's components and assemblies are pro-duced in facilities operated by the Company in Juarez, Mexico. Mexico has enacted legislation to promote the use of such manufacturing operations by foreign companies and continuation of these operations depends upon: com-pliance with applicable laws and regulations of the United States and Mexico; the availability of less expensive labor; and the continuation of favorable exchange rates. These operations are authorized to operate as Maquiladoras by the Ministry of Commerce and Industrial Development of Mexico.

Maquiladora status allows the Company to wholly own its Mexican subsidiaries and to import items into Mexico duty free, provided that such items, after pro-cessing, are re-exported from Mexico within six months. Maquiladora status, which must be renewed every two years, is subject to various restrictions and requirements, including: compliance with the terms of the Maquiladora program; proper utilization of imported materials; hiring and training of Mexican personnel; compliance with tax, labor, exchange control and notice provisions and regulations; and compliance with locational constraints. Although assembly operations in Mexico continue to be less expensive than comparable operations in the United States, in recent years many companies have established Maquiladora operations in the Juarez area to take advantage of lower labor costs. Increasing demand for labor, particularly skilled labor and professionals, from new and existing
Maquiladora operations has in the past and could in the future result in increased labor costs. The Company may be required to make additional investments in automating equipment to partially offset increased labor costs. The loss of Maquiladora status, the inability to recruit, hire and retain qualified employees, a significant increase in labor costs, unfavorable exchange rates or interruptions in the trade relations between the United States and Mexico could have a material adverse effect on the Company's business, operating results and financial condition. The Company anticipates that additional manufacturing capacity, primarily in Mexico, will be required to support growth over the next several years. Therefore, capital expenditures are planned to increase to a total of approximately $10 to $15 million to be expended over the next two to three fiscal years to support anticipated future growth in demand for the Company's products. The timing and amount of such expenditures is subject to adjustment based upon continued evaluation by management.

     International Sales. In fiscal 1996 and 1997, international sales constituted approximately 28% and 23%, respectively, of the Company's net sales. The Company expects that revenues derived from international sales will continue to represent a significant portion of its net sales in the future. Because all of the Company's revenues from international sales have to date been denominated in United States dollars, the Company does not currently face significant currency exchange rate risks. However, international operations and demand for the Company's and its customers' products are subject to a variety of risks, including tariffs, import restrictions and other trade barriers, changes in regulatory requirements, longer accounts receivable payment cycles, adverse tax consequences, export license requirements, foreign government regulation, political and economic instability and changes in diplomatic and trade relationships. In addition, currency fluctuations could reduce demand for the Company's products or demand for its customers' products by making them more expensive than competitors' products. There can be no assurance that one or more of the foregoing risks will not have a direct or indirect material adverse effect on the Company's business, operating results and financial condition. Moreover, the laws of certain foreign countries in which the Company's products are or may in the future be sold may not protect the Company's intellectual property rights to the same extent as the laws of the United States, thus increasing the possibility of infringement or misap-propriation of the Company's intellectual property.

     Competition. The Company believes that competition in the market for custom optoelectronic and mag-netic sensors is intense and is likely to increase. Competition in the sensor markets served by the Company is pri-marily based upon custom design capabilities, quality, technology, responsiveness, timely delivery and price. The Company competes with numerous companies for the custom optoelectronic and magnetic sensor requirements of OEMs producing office equipment, automotive products, industrial products, specialized aerospace/defense and medical applications and communications equipment. The Company believes that its principal competitor for sales of custom sensor components and assemblies is Honeywell, Inc. In addition, because certain OEMs, either directly or through affiliated entities, have internal capabilities to design and manufacture custom sensor components and assemblies, the Company must also compete with the in-house capabilities of such OEMs. In some cases, the Company's prospective customers may elect to purchase low-cost standardized sensor components from commodity suppliers and utilize their in-house design and manufacturing capabilities to adapt such standard components to fulfill their sensor requirements. Certain of the Company's current and potential competitors may have substantially greater financial resources, name recognition and/or more extensive engineering, manufacturing, marketing and cus-tomer service and support capabilities than the Company. Furthermore, the Company expects its competitors to continually improve their design and manufacturing capabilities and to introduce new products and processes with enhanced performance characteristics and/or lower prices. While the Company believes that its custom design capa-bilities, quality, responsiveness, engineering and operating efficiencies are competitive advantages, no assurance can be given that the Company will be able to compete successfully in the future. This competitive environment could result in significant price reductions or the loss of orders from current and/or potential customers which, in each case, could materially adversely affect the Company's business, operating results and financial condition.

     Sole or Limited Sources of Supply. The Company relies on outside vendors to supply raw materials used in the manufacture of its sensor components and assemblies. From time to time, certain of these materials, includ-ing lead frames used in the manufacture of discrete sensor components, are only attainable from a sole or limited group of qualified suppliers. The Company's reliance on outside vendors generally, and on a sole or limited group of suppliers in particular, involves several risks, including a potential inability to obtain an adequate supply of re-quired materials, reduced control over pricing and timely delivery of materials, and limited ability to pass on price increases to its customers. Because the procurement of certain of these components may require long lead times, there can be no assurance that delays or shortages caused by suppliers will not occur. The Company's ability to fill customer orders may depend on the availability of numerous different components from its suppliers and, partic-ularly in periods of high demand, the Company has experienced difficulties in obtaining certain materials when needed which, in some cases, has delayed deliveries to the Company's customers. Furthermore, the Company's customers, in particular in the automotive industry, may require the Company to secure certain materials from quali-fied manufacturers and the process of qualifying an alternate supplier can take several months. If the Company is unable to secure materials due to supplier shortages or for any other reason, it could adversely affect the Company's ability to retain customer orders or to deliver products on a timely basis, which in turn could adversely affect its relationships with customers. If significant customer relationships were adversely affected in this manner or if significant orders were cancelled or delayed, it could have a material adverse effect on the Company's business, operating results and financial condition.

     Limited Intellectual Property Protection. The Company relies on its technical engineering expertise as protected by trade secret laws and nondisclosure agreements and, to a lesser extent, on a combination of patent, maskwork rights, copyright, trademark and other intellectual property protection methods to protect its proprietary technology. Although the Company currently holds four patents and has one pending patent application in the United States, the Company believes that patents are of less significance in its industry than such factors as customer service, innovation, technical expertise and know-how of its personnel. There can be no assurance that the Company's competitors will not be able to legally ascertain the nonpatented proprietary information embedded in the Company's sensor components or other products, in which case the Company may be unable to prevent use of such information. To the extent the Company elects to assert its patent rights, there can be no assurance that any claims of the Company's patents will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, that any rights granted thereunder will provide adequate protection to the Company, or that the Company will have sufficient resources to prosecute its rights. The Company has received notification of patent issues concerning a process used to manufacture a small portion of its products, but believes the issues asserted are without merit.
There can be no assurance that infringement claims by third parties or claims for indemnification resulting from in-fringement claims will not be asserted in the future, or that such assertions, if proven to be true, will not materially adversely affect the Company's business, operating results and financial condition. If any such claims are asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights.
There can be no assurance that a license will be available on reasonable terms or at all. Alternatively, the Company could resort to litigation to challenge such claims. Such challenges could be extremely expensive and time consum-ing. Adverse determinations in any litigation could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing and selling its products. Any of these developments could have a material adverse effect on the Company's business, operating results and financial condition.

     Limited Insurance Coverage; Environmental Regulation. The operations of the Company in the United
Stated and in Mexico involve the use of industrial machine tools and exposure to hazardous chemicals, with atten-dant risks of liability for personal injury and property damage. There can be no assurance that accidents will not occur or that the Company will not incur substantial liability in connection with the operation of its business. The
Company maintains workers' compensation insurance and general liability insurance, with policy limits of $1 mil-lion and $2 million, respectively, per accident or occurrence. The Company also maintains an umbrella policy with limits of $15 million in the aggregate. Such insurance excludes coverage for losses or liabilities relating to environ-mental damage or pollution. The Company's business, operating results and financial condition could be materially adversely affected by a claim that was not covered or only partially covered by its insurance. In addition, the Com-pany is subject to a variety of domestic and Mexican governmental regulations relating to the use, storage, handling and disposal of toxic or other hazardous substances used in connection with its manufacturing activities. Any failure by the Company to control the use, storage, handling or disposal or adequately restrict the discharge of hazardous or toxic substances could subject the Company to significant liabilities or could cause the Company's manufacturing operations to be curtailed or suspended.

     Technological Change. While the Company is unaware of any emerging technology that would have an adverse effect on its business, there can be no assurance that products or technologies developed by others will not render the Company's products obsolete or non-competitive. There can be no assurance that the Company will be able to define new products successfully and develop and bring to market new and enhanced products on a timely and cost effective basis, develop or access new processes or technologies or respond effectively to new technological changes or new product announcements by others. A failure in any of these areas could have a material adverse effect on the Company's business, operating results and financial condition.

     Reliance on Key Personnel; Need for Additional Technical Personnel. The Company's future financial performance will depend in significant part upon the continued contributions of its executive officers and other key personnel, many of whom would be difficult to replace. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. To better retain them, the Company has entered into employment agreements with its senior management. The failure to retain such persons, or to attract and retain replacements, could materially adversely affect the Company's business, operating results and financial condition.

     The Company believes that a key requirement for competing successfully in the optoelectronic and magnetic sensor business is the ability to attract and retain creative and knowledgeable design engineers and other technical personnel who are qualified in these fields. The number of design engineers who have the education, training, cre-ativity and experience to design complex sensor solutions is very limited, and the competition for such personnel can be intense. Because of the active involvement of the Company's design engineers in the sales process, the Company's ability to pursue new customers and new projects from existing customers is affected by its available engineering resources. The Company's future success will be heavily dependent upon its ability to attract and retain qualified design, technical and management personnel. There can be no assurance that the Company will be able to continue to attract and retain these personnel, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition.

     Risks of Product Liability. The use of the Company's products in various industrial, commercial or con-sumer applications may subject the Company to product liability claims. The automotive industry, in particular, has historically faced frequent product liability and similar claims. Although the Company has not experienced any product liability claims to date, the sale of products by the Company may entail the risk of such claims. Further, notwithstanding the possible existence of legal defenses or contractual limitations of liability, industry practices or the need to maintain good customer relationships may lead the Company to make payments related to such product liability claims. The Company does not currently maintain significant levels of product liability insurance. Notwith-standing the provisions in the agreements with its customers, any product liability claim, which often involve claims for substantial damages, brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

     Risks of Product Recalls. The automotive industry is heavily regulated by government agencies which establish various vehicle safety standards that are often indirectly related to the components and subcomponents in their vehicles. To the extent that any vehicles or any parts therein are required to be or are voluntarily recalled and the recall involves vehicles or parts that are directly or indirectly related to any of the Company's products, the Company may be required to repair or replace its products, redesign or reproduce its products or halt production or shipment of its products. Further, any recall of vehicles or parts directly or indirectly related to any of the Company's products may have the effect of damaging the Company's reputation. Although no such recall has in-volved the Company or its products in the past, there can be no assurance that such a recall will not occur in the future or that if such a recall does occur that the Company's business, operating results and financial condition will not be materially adversely affected.

     Year 2000 Compliance. The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using 00 as the year 1900 rather than the Year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. To become Year 2000 compliant, the Company anticipates maintaining its hardware platform, but replacing or upgrad-ing most of the software. In addition, all PCs, HVAC, test equipment and external providers will be reviewed and acted on accordingly. It is anticipated that the Company will be fully Year 2000 compliant by April 30, 1999.
Although the Company is committed to a successful and timely Year 2000 conversion and funds are dedicated and available for this project, the Company only recently initiated its Year 2000 compliance program and no assurance can be given that it will be fully and timely implemented. Failure of the Company's equipment or software to operate properly with regard to the Year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for year
2000 compliance. These expenditures may result in reduced funds to purchase products and services such as those offered by the Company, which could have a material adverse effect on the Company's business, operating results and financial condition.

     Uncertain Need and Availability of Additional Funding. Although the Company believes that its existing cash reserves, credit facility and cash flows from operations will be adequate to fund the Company's operations for at least the next 12 months, there can be no assurance that such sources will be adequate or that additional funds will not be required either during or after such period. No assurance can be given that additional financing will be available or that, if available, it will be available on terms favorable to the Company or its stockholders. If addi-tional funds are raised through the issuance of equity securities, the percentage ownership of then current stock-holders of the Company will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. If adequate funds are not available to satisfy either short or long-term capital requirements, the Company may be required to limit its operations significantly. The
Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company develops and introduces its products, the market acceptance and competitive position of such products, the levels of promotion and advertising required to market such products and attain a competitive position in the marketplace, and the response of competitors to the Company's products. See "Management's Discussion and
Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     Possible Volatility in Price of Common Stock. The market price of the Common Stock is likely to be volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, the introduction of new products, new contracts or changes in pricing policies by the Company or its competitors, developments with respect to proprietary rights, changes in earnings estimates by analysts, condi-tions and trends in the industries to which it markets its sensors as well as general market conditions and other fac-tors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the securities of technology companies. These broad market fluctu-ations, as well as general economic, market and political conditions, may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's common stock, securities class action litigation has often occurred against such companies. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition. There can be no assurance that the trading price of the Common Stock will not decline substantially below the public offering price.

     Potential Future Acquisitions. In the future, the Company may pursue acquisitions of product lines, tech-nologies or businesses. Future acquisitions by the Company may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt and amortization expenses related to goodwill and other intangible assets, each of which could materially adversely affect the Company's business, operating results and financial condition. In addition, acquisitions involve numerous risks, including difficulties in the assimi-lation of the operations, technologies and products of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experi-ence, and the potential loss of key employees of the acquired company. There are currently no negotiations, com-mitments or agreements with respect to any acquisition. In the event that such an acquisition does occur, however, there can be no assurance as to the effect thereof on the Company's business, operating results and financial condi-tion.

     Registration Rights. After giving effect to the sale of Common Stock by the Selling Stockholder, two beneficial owners hold rights to register up to 912,602 shares of Common Stock under the Securities Act. The largest single block of these shares entitled to registration rights is subject to the warrant to purchase Common Stock held by First Source. The warrant grants to First Source the right to purchase an additional 650,000 shares of Com-mon Stock at a current price of $0.50 per share. The exercise price and number of shares are also subject to adjust-ment upon the occurrence of certain events in order to address dilution. The warrant expires on October 31, 1998.
Pursuant to the terms of the warrant, First Source may require the Company to file a registration statement under the Securities Act on one occasion at the Company's expense and on two occasions at First Source's expense with respect to shares of Common Stock which may be acquired pursuant to the warrant. The Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, whenever the Company proposes to register under the Securities Act any of its securities (other than securities to be issued solely to employees or pursuant to a reorganization of the Company) either for its own account or for the account of other security holders exercising registration rights, the Company is required to notify First Source of the proposed regis-tration and to include, at the Company's expense, all Common Stock which First Source may request in such regis-tration, subject to certain conditions and limitations. The existence or exercise of these rights may have an adverse effect on the market price for the Common Stock. By virtue of contractual limitations placed upon these registration rights, First Source and James D. Crownover, the holder of 262,602 shares of Common Stock, have agreed not to sell or otherwise dispose of their shares for a period of ninety
(90) days after the effective date of this Registration
Statement

     Shares Eligible for Future Sale. Upon completion of the Offering, the Company will have a total of 6,966,025 shares of Common Stock outstanding. Of these shares, 6,262,754 shares will be freely tradeable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined under the Securities Act of 1933, as amended. As of February 12, 1998, an additional 311,533 shares of Common
Stock are issuable under outstanding options at prices ranging from $0.19 to $13.38 and are freely tradeable without restriction under previously filed registration statements. Further, First Source has indicated its intention to demand registration of the 650,000 (275,000 if the Underwriters' over-allotment option is exercised in full) shares of Common Stock which are not sold in this Offering immediately following termination of its lock-up period. The
Company, its officers and directors, the Selling Stockholder and James D. Crownover, beneficial holder of 262,602 shares of Common Stock, have agreed not to directly or indirectly offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under any employee benefit plan or directors stock plan in the ordinary course of business. Upon the expiration or release from such lock-up agreements, 1,615,873 shares will be available for immediate sale under Rule 144 and 203,549 additional shares subject to vested stock options could also be sold, subject in some cases to certain volume limitations. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements. Sale of such shares in the future could adversely affect the prevailing market price of the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for the Common Stock.

     Potential Issuance of Preferred Stock. The Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common
Stock will be subject to, and may be adversely and materially affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while potentially providing desirable flexi-bility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of preferred stock.

     Anti-Takeover Provisions of Delaware Law. The Company is subject to Section 203 of the Delaware
General Corporation Law which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a business combination (which includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder) with an "interested stockholder" (defined generally as any person who benefi-cially owns 15% or more of the outstanding voting stock of the Company or any person affiliated with such person) for a period of three years following the date of the transaction in which the person became an interested stockhold-er, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66
2/3% of the outstanding voting stock which is not owned by the interested stockholder.



                              USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of shares of the Common Stock by the Selling
Stockholder, but will receive the aggregate exercise price of $1,250,000 upon exercise of the First Source Warrant to acquire the shares of Common Stock to be sold in this Offering. Such shares will be issued by the Company pursuant to the First Source Warrant to Purchase Common Stock at an exercise price of $0.50 per share which will be exercised in connection with completion of the Offering.


                       PRICE RANGE OF COMMON STOCK

     The Common Stock is included for quotation in the Nasdaq National Market under the symbol OPTT.
The following table sets forth the quarterly high and low sales prices per share for the Common Stock for each quarterly period subsequent to relisting on the Nasdaq Stock Market on April 22, 1996, and the high and low bid prices during the first and second quarters of fiscal 1996 as reported by various market makers. Bid prices represent quotations between dealers in securities, without adjustment for retail mark-ups, mark-downs or commis-sions, and may not necessarily represent actual transactions.

Fiscal 1996              High      Low
First Quarter ........   $8.25     $7.00
Second Quarter........   14.00      9.00
Third Quarter.........   15.75      9.63
Fourth Quarter .......    11.25     9.00

Fiscal 1997
  First Quarter.......   $13.88    $9.00
  Second Quarter .....    14.13    10.50
  Third Quarter.......    16.00    11.00
  Fourth Quarter .....    19.75    15.75

Fiscal 1998
  First Quarter ......   $23.25    $18.00
  Second  Quarter
  (through February 12,
   1998)..........       22.50     20.75

     The last reported sales price per share of the Common Stock on February 12, 1998, as reported on the Nasdaq National Market, was $21.88. At January 16, 1998 the
Company had approximately 151 stockholders of record.


                              DIVIDEND POLICY

                      The Company has never declared or paid a cash dividend on its Common Stock, currently intends to retain any earnings for use in its business and does not anticipate declaring or paying cash dividends on its Common Stock in the foreseeable future. The Company's loan agreement contains covenants restricting the Company from declaring dividends on its Common Stock exceeding 50% of its net profit during any fiscal year. Any determination to declare and pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.



                              CAPITALIZATION

                      The following table sets forth the
capitalization of the Company at January 30, 1998 and as adjusted as of
that date to give effect to the Offering. This information below should be read in conjunction with the Consolidated
Financial Statements of the Company and the notes thereto which are included elsewhere herein.
                                                   January  30,
                                                      1998
                                                  Actual   As

                                                     Adjusted
                                                       (1)
                                                   (in thousands)
Stockholders' equity
  Preferred stock, $.01 par value.
  Authorized 1,000,000 shares; none issued
  Common stock, $.01 par value.  Authorized
  12,000,000 shares;                                   -    -
  4,259,534 shares issued and outstanding (actual);
   6,966,025 shares issued
   and  outstanding (as adjusted)(2)..............     43      68
Additional paid-in capital(2) ...................  14,053  15,078

Retained earnings ..............................   15,097  15,097

Total stockholders'
equity..........................................  29,193   30,243

(1) Does not include, as of February 12, 1998 (i) 596,665 shares issuable upon exercise of outstanding director and employee stock options, of which options for 311,533 shares are exercisable immediately or within
        60 days of February 12, 1998, and (ii) 650,000 shares issuable upon exercise of the First Source Warrant which are immediately exercisable.
(2) Assumes exercise of the First Source Warrant to acquire 2,500,000 shares at a price of $0.50 per share and payment of all associated Offering costs by the Company, estimated to be $200,000.

  PAGE

SELECTED CONSOLIDATED FINANCIAL DATA


  The following selected consolidated financial data under caption "Statement of Operations Data" (excluding diluted earnings (loss) per share data and "Balance Sheet Data" as of and for each of the fiscal years in the five-year period ended October 31, 1997, are derived from consolidated financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of October 31, 1997 and October 25, 1996, and for each of the fiscal years in the three-year period ended October 31, 1997, and the report thereon, are included herein. The selected consolidated financial data presented below for the Company at January 31, 1997 and January 30, 1998 and for the three month fiscal periods then ended are derived from the unaudited consolidated financial statements of the Company which are incorporated by reference herein. See note (4) to the table below concerning the retroactive restatement of earnings (loss) per share data in
compliance with SFAS No. 128.   The unaudited consolidated
financial data has been prepared on a consistent basis with the audited financial statements and in the opinion of management include all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial position and results of operations of the Company for the periods covered thereby. Results for interim periods are not necessarily indicative of those to be expected for the year.
The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the related Notes included elsewhere in the Prospectus.


              Fiscal Year Ended                     Three Months
                                                   Ended
         Oct. 29, Oct. 28 Oct. 27,Oct. 25, Oct. 31, Jan 31,Jan.30
          1993(1) 1994(1) 1995(2) 1996(2) 1997(3)   1997 1998
                     (2)                           (unaudited)
                 (In thousands, except per share amounts)
Statement of Operations Data
Net sales $55,878 $55,625 $62,542 $67,395 $75,572 $16,689 $20,419

Cost of
sales .....46,499  38,269  38,513  39,010  43,423  10,099  12,105

Gross
profit .... 9,379  17,356  24,029  28,385  32,149   6,590   8,314

Product
development
and
engineering
expenses .. 3,968   3,591   3,841  4,933   5,246   1,327    1,458

Selling,
general and
administrative
expenses .. 7,498   6,536   7,090  8,266   9,145   2,161    2,428
Provision for
restructuring
cost....    2,292      -        -      -       -       -        -

Reduction in
value of
deferred
costs.......  893      -        -      -       -        -       -

Operating
income
(loss) ...(5,272)   7,229  13,098  15,186   17,758  3,102 4,428

Other (income)
expense:
  Interest
  (income)
  expense . 3,952   3,685   2,960  1,292      (65)    83  (111)

Other (income)
expense ....  835     365     142  (145)       59     76    15

Total other,
net ........4,787   4,050   3,102  1,147     (6)    159   (96)
Income (loss)
before income
taxes and
extraordinary
item .....(10,059)  3,179   9,996 14,039   17,764  2,943  4,524

Income tax
expense ....    -       -     158  1,144    5,259  1,031  1,584

Net income
(loss) before
extraordinary
item ...  (10,059)  3,179   9,838 12,895   12,505  1,912  2,940

Extraordinary
item, net of
income taxes   -       -      -       -    1,003      -      -

Net income
(loss) ..($10,059) $3,179  $9,838 $12,895  $11,502 $1,912 $2,940
Diluted
Earnings
(loss) per
share before
extraordinary
item (4). $(3.12)   $0.62  $1.40  $1.71   $1.63   $0.25   $0.37

Extraordinary
item-diluted
basis(4)          -       -      -      -   (0.13)      -       -


Diluted earnings
(loss) per
share(4).. $(3.12)  $0.62  $1.40  $1.71  $1.50   $0.25   $0.37

Weighted
average
shares
outstanding-
diluted
basis(4) .  3,224   5,154 7,007  7,544   7,672  7,533   7,881


          Oct.29, Oct.28 Oct.27,Oct.25, Oct.31, Jan.31, Jan.30,
          1993    1994   1995   1996    1997    1997    1998
                                                  (unaudited)
             (In thousands, except per share amounts)

Balance Sheet Data:
Working
capital   $6,865  $4,830 $4,028  $6,658 $15,068 $6,106 $16,552

 Total
assets ...32,146  27,827 26,065  25,886  38,936 24,812  41,622

 Total
current
liabilities 7,920  8,159  9,175   7,982  12,656  7,872   12,274

Long-term
debt ......36,472 28,692 15,996   3,428       -    271        -

Stockholders'
equity
(deficit).(12,340)(9,148)   810  14,067  26,163  16,271  29,193


(1) Results for fiscal 1993 and 1994 include non-recurring charges of $8.3 million and $1.3 million, respectively, relating to
        (i) restructuring charges; (ii) write-off of excess and obsolete inventory; (iii) losses from a discontinued subsidiary; and (iv)
        amortization of deferred development costs. See "Selected Consolidated Financial Data."
(2) Results for fiscal 1994, 1995 and 1996 include tax benefits resulting from utilization of net operating loss carryforwards during those years of $305,000, $3.9 million, and $3.2 million, respectively. All such carryforwards were fully utilized during fiscal 1996.
(3) In the fourth quarter of fiscal 1997, the Company agreed to pay its former lender First Source $1,545,000 to release all debt obligations, including contingent additional interest, under the credit facility and other restrictive covenants. The provision for payment, net of related income tax benefits of $542,000, was classified as an extraordinary item.
(4) The Company has restated all previous earnings (loss) per share data to comply with SFAS No. 128, which became effective on a retroactive basis with the issuance of the fiscal 1998 first quarter earnings data. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - New Accounting Standards."
PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


Overview

  Optek is a leading designer and manufacturer of electronic sensor components and assemblies that detect motion and position for a broad range of applications. The Company utilizes optoelectronic and magnetic field sensing technologies to target non-standard, customized applications that require specialized engineering and manufacturing expertise. The Company sells its products for end use by OEMs in the office equipment, automotive, industrial, aerospace/defense, medical and communications markets. The Company believes that in many cases it is the sole source supplier for specific components and assemblies necessary for its customers' applications. In fiscal 1997, major customers included C.P. Clare Corporation, General Motors Corporation, Pitney Bowes, Inc.,
Strattec Security Corporation and Xerox Corporation.

  The following table sets forth the Company's net sales by target market for the last three fiscal years:



                       Oct. 27,         Oct. 25,       Oct. 31,
                       1995              1996           1997


                     Actual  Percent ActualPercent Actual Percent


                               (dollars in millions)
Office equipment    $24.8   39.7%   $24.7   36.7%   $25.4   33.6%


Automotive            9.5   15.2    12.9    19.1     19.1   25.3


Industrial           16.0   25.6    17.6    26.1     18.7   24.7


Aerospace/ defense    6.4    10.2    6.0      8.9     6.0    7.9


Medical               4.1     6.6    4.0      5.9     4.4    5.8

Communications        1.7     2.7    2.2      3.3     2.0    2.7

Total net sales     $62.5    100.0% $67.4   100.0%  $75.6  100.0%


  The Company's primary business has been focused on the design and manufacture of optoelectronic semiconductor chips, discrete components and assemblies for commercial (i.e., office equipment, industrial, medical and communications) OEMs. The Company's commercial products include a wide array of custom electronic components and assemblies which are each designed to address specific applications required by its diverse customer base. Demand by commercial customers for the Company's sensors is driven by sales of OEM products that incorporate the Company's sensors and frequently have life cycles ranging from three to 15 years. Often, the
Company is able to leverage its specialized engineering expertise and close customer relationships to assist in the design of its customers' next generation of products, which significantly increases the Company's ability to secure continuing sales from these customers as their product lines
evolve.   As a result, commercial OEMs have
represented a stable and predictable sales base for the Company.

   The Company believes that the automotive sector represents its primary opportunity for growth as an increasing number of sensors are being incorporated into automobiles to improve fuel efficiency and emissions, increase passenger safety and provide additional consumer options. The Company believes this trend will continue as governmental regulation mandates improved passenger safety and reduced emissions and consumers demand better safety and performance and increased functionality. As a result of its strategic pursuit of the automotive market, the Company's sales to the automotive market have grown from 2% to 25% of net sales from fiscal 1992 to fiscal
1997, respectively. Currently, a substantial portion of the Company's automotive assemblies are sold for use in a relatively small number of applications. The Company presently sells electronic sensors for use in General
Motors' automobile ignition and theft deterrent systems. In addition, the Company's engineering and manufacturing expertise and customer relationships have resulted in the Company being awarded other automotive programs.

  Gross margins have increased from 31.2% in fiscal 1994 to 42.5% in fiscal 1997. Gross margins are subject to fluctuation depending upon numerous factors, including pricing pressure from OEMs, cost of materials and direct labor costs. There is continuing pressure on OEMs to reduce costs, including costs associated with outside suppliers such as the Company. In some cases, the Company sells products under agreements requiring the Company to reduce its per unit price over time. The Company's other products, subject to periodic re-quotation, may also experience declining average selling prices over their life cycles with a similar potential impact on gross margins if the Company is unable to reduce corresponding costs or introduce new products with higher gross margins. If the Company is unable to make corresponding product cost reductions, the resulting decline in the average selling prices of the products sold may reduce the Company's product gross margin.

  The Company has commenced expenditures to increase manufacturing capacity and engineering resources in anticipation of additional potential net sales. In the event that such additional net sales do not materialize when and as anticipated, such expenditures could adversely affect the Company's gross margins and operating margins.

  The combined effect of higher sales volumes and improved gross margins enabled the Company to generate sufficient cash flows to pay down its long-term debt from a high of $39.0 million at the end of fiscal 1992 to $0 by the end of the second fiscal quarter of 1997. As a result, interest expense was reduced from $4.0 million during fiscal 1993 to $110,000 in fiscal 1997.

  Results for fiscal 1995 and 1996 include tax benefits resulting from utilization of net operating loss carryforwards for book and tax purposes during those years of $3.9 million and $3.2 million, respectively. All such carryforwards were fully utilized during fiscal 1996.

  Over 80% of the Company's components and assemblies are produced in facilities operated by the Company in Juarez, Mexico. The Company is not subject to significant exchange risk because currency required for those operations is transferred as needed to pay related expenses and no significant balance of funds is maintained in any foreign currency. Exchange gains and losses related to such operations have been immaterial in the past. The United States dollar has been determined to be the functional currency for all foreign operations.

  During fiscal 1997, international sales accounted for approximately $17.4 million, or approximately 23%
of net sales, as compared to $18.9 million, or approximately 28% of net sales for fiscal 1996, and $16.9 million, or approximately 27% of net sales during fiscal 1995.

PAGE

Results of Operations

  The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items in the Company's statement of income:






Percentage of Net Sales


               Fiscal Year  Ended        Three Months Ended
                 Oct.27, Oct.25, Oct.31, Jan.31. Jan.30,
                  1995    1996    1997    1997     1998
Net sales ...     100.0%  100.0%  100.0%  100.0%  100.0%

Cost of sales..... 61.6   57.9     57.5   60.5    59.3

Gross Profit ....  38.4   42.1     42.5   39.5    40.7

Product development
and engineering
expenses  ........  6.1    7.3     6.9    8.0     7.1

Selling, general
and administrative
expenses.......... 11.3   12.3    12.1  12.9    11.9
Operating income...21.0    22.5    23.5   18.6    21.7

Other (income)
expense ..........  5.0    1.7     -      1.0     (0.5)

Income before income
taxes and
extraordinary item  16.0   20.8    23.5 17.6      22.2

Income tax expense   0.3    1.7     7.0  6.1       7.8
Extraordinary item,
net of income
taxes                -       -      1.3    -       -

Net income ....... 15.7%   19.1%   15.2  11.5%   14.4%

Three Months Ended January 30, 1998 Compared to Three Months
Ended January 31, 1997

  Net sales for the three months of fiscal 1998 were $20.4 million, up $3.7 million, or 22%, compared to net sales of $16.7 million for the first three months of fiscal
1997. The increase was the result of higher sales volume in automotive products primarily attributable to sales of sensor assemblies for use in a passlock theft deterrent system on model 1998 trucks and sport utility vehicles.

  Gross profit in the first three months of fiscal 1998 was $8.3 million, or 40.7% of net sales, compared to $6.6 million, or 39.5% of net sales, in the comparable period of fiscal 1997. The increase in absolute dollars resulted primarily from the higher net sales volume in automotive products.

  Product development and engineering expenses during the first three months of fiscal 1998 were $1.5 million, or 7.1% of net sales, compared to $1.3 million, or 8.0% of net sales, during the comparable period of the
prior fiscal year.   Although expenses in absolute dollars were
up slightly from the prior year, they are down as a percentage of net sales due to the increase in net sales for the period. These expenses were primarily related to the development of new products and processes as well as ongoing engineering support. The Company anticipates expenditures to increase in absolute dollars during fiscal 1998 in order to support new product development and expand ongoing engineering support.

  Selling, general and administrative expenses during the first three months of fiscal 1998 were $2.4 million, or 11.9% of net sales, compared to $2.2 million, or 12.9% of net sales, in the first three months of fiscal 1997.
Although expenses in absolute dollars were up slightly from the prior year, they are down as a percentage of net sales due to the increase in net sales for the period.

  Operating income for the first three months of fiscal 1998 was $4.4 million, or 21.7% of net sales, versus
$3.1 million, or 18.6% of net sales, during the comparable period of fiscal 1997. The increase in operating income was attributable primarily to higher net sales volume.

  Other (income) expense consisted primarily of interest income of $111,000 in the first three months of fiscal 1998 and interest expense of $83,000 in the comparable period of fiscal 1997. The Company repaid the remaining balance of long-term debt during the second quarter of fiscal 1997 and has earned interest income on accumulated cash balances since that time.

  Income tax expense for the first three months of fiscal 1998 was $1.6 million, or 7.8% of net sales, compared to $1.0 million, or 6.1% of net sales, in the same period of fiscal 1997. The increase in tax expense for the period was attributable to higher income. The effective tax rate for both periods was 35%.

  As a result of the factors discussed above, net income for the first three months of fiscal 1998 was $2.9 million, or 14.4% of net sales, compared to $1.9 million, or 11.5% of net sales, in the first three months of fiscal
1997.

Fiscal Year Ended October 31, 1997 Compared to Fiscal Years Ended
October 25, 1996 and October 27, 1995

  Net sales for fiscal 1997 were $75.6 million compared to $67.4 million in fiscal 1996 and $62.5 million in fiscal 1995. The increase from fiscal 1996 to fiscal 1997 of $8.2 million, or 12.1%, was primarily the result of higher automotive net sales of $6.2 million and higher commercial (i.e., office equipment, industrial, medical and communications) net sales of $2.0 million. The significant increase in automotive net sales was primarily attributable to sales of sensor assemblies for use in a new theft deterrent system for model year 1998 trucks and sport utility vehicles. The increase from fiscal 1995 to fiscal 1996 of $4.9 million, or 7.8%, was the result of increases in automotive net sales of $3.4 million and commercial net sales of $1.9 million, partially offset by a de-crease in aerospace/defense optoelectronic product net sales of $400,000.

  Gross profit in fiscal 1997 was $32.1 million, or 42.5% of net sales, compared to $28.4 million, or 42.1% of net sales, in fiscal 1996 and $24.0 million, or 38.4% of net sales, in fiscal 1995. The increase from fiscal 1996 to fiscal 1997 was primarily attributable to the higher net sales volume in automotive and commercial products in fiscal 1997. The increase from fiscal 1995 to fiscal 1996 was the result of higher net sales volumes in automotive and commercial products, which increased in absolute dollars and resulted in lower unabsorbed fixed costs, con-tinued efforts to reduce manufacturing cycle times, favorable peso exchange rates as well as cost reduction and yield improvement programs.

  Product development and engineering expenses in fiscal 1997 were $5.2 million, or 6.9% of net sales, com-pared with $4.9 million, or 7.3% of net sales, in fiscal 1996 and $3.8 million, or 6.1% of net sales, in fiscal 1995.
These expenses were primarily related to the development of new applications and processes. Although expenses were up slightly in absolute dollars from 1996 to 1997, they declined as a percentage of net sales due to the increase in net sales. The increase in fiscal 1996 compared to fiscal 1995 was related to additional development expenses for fiber optic connector products used in telecommunications and magnetoresistive technologies for use in auto-motive applications. In addition, certain expenses were incurred to refurbish the Company's engineering and prod-uct development labs. The Company anticipates expenditures to increase in absolute dollars in fiscal 1998 primarily to support the development of new products.

  Selling, general and administrative expenses in fiscal 1997 were $9.1 million, or 12.1% of net sales, com-pared to $8.3 million, or 12.3% of net sales, in fiscal 1996 and $7.1 million, or 11.3% of net sales, in fiscal 1995.
The increase in absolute dollars from fiscal 1996 to fiscal 1997 was primarily related to additional commissions earned on increased net sales volume. The increase from fiscal 1995 to fiscal 1996 was primarily attributable to additional sales commissions earned on higher net sales volume and expenses related to refurbishment of the sales and customer service offices.

  As a result of the factors discussed above, operating income for fiscal 1997 was $17.8 million, or 23.5% of net sales, compared to $15.2 million, or 22.5% of net sales, in fiscal 1996 and $13.1 million, or 21.0% of net sales, in fiscal 1995.

  Other (income) expense for fiscal 1997 was $6,000 of income as compared to $1.1 million of expense in fiscal 1996 and $3.1 million of expense in fiscal 1995. Other (income) expense consists primarily of interest income net of interest expense in fiscal 1997 and interest expense in fiscal 1996 and fiscal 1995. Interest expense decreased in fiscal 1997 and fiscal 1996 due to the continued reduction and eventual retirement, in fiscal 1997, of long-term debt. Net interest in fiscal 1997 consisted of $110,000 of interest expense and $175,000 of interest income.

  Income tax expense was $5.3 million, or 7.0% of net sales, in fiscal 1997 compared to $1.1 million, or 1.7% of net sales, in fiscal 1996 and $158,000, or 0.3% of net sales, in fiscal 1995. The Company's effective tax rate increased in fiscal 1997 and fiscal 1996 as a result of the Company fully utilizing its remaining net operating loss carryforwards during the fourth quarter of fiscal 1996. As a result, income for fiscal 1997 was taxed at the effective rate of 29.6%, which was lower than the statutory rate primarily due to research and experimentation tax credits.

  In the fourth quarter of fiscal 1997, the Company agreed to pay
First Source, its former lender,
$1,545,000 to release all debt obligations, including contingent additional interest, under the credit facility and other restrictive covenants. The provision for payment, net of related income tax benefits of $542,000, was classified as an extraordinary item. See Note 5 to the Consolidated
Financial Statements.

  As a result of the factors discussed above, net income for fiscal 1997 was $11.5 million compared to $12.9 million in fiscal 1996 and $9.8 million in fiscal 1995.


Quarterly Results of Operations

  The following table presents unaudited quarterly results in dollar amounts and as a percentage of net sales for the last nine quarters. The information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments, consisting only of normal recurring adjust-ments, which management considers necessary for a fair presentation of the information for the periods presented.

               (In Thousands)
            Quarter Ended
            Fiscal 1996    Fiscal 1997        Fiscal 1998
Jan.26 Apr.26 July 26 Oct.25. Jan. 31 May 2 Aug.1 Oct.31,Jan. 30,
Net
sales $15,040 $18,051 $16,834 $17,470 $16,689 $18,251 $18,763
$21,869
$20,419
Cost
of
sales ..9,275 10,369  9,464  9,902 10,099 10,750 10,522 12,052
12,105
Gross
profit .5,765  7,682  7,370  7,568  6,590  7,501  8,241  9,817
8,314
Product
development
expenses  195    347    464    342    318    342    215    358
254
Engineering
expenses 948     960    822    855  1,009    978    990  1,036
1,204
Selling,
general
and
administrative
expenses.. 2,123  2,171  1,869  2,103  2,161  2,151  2,268  2,565
2,428
Total
expenses . 3,266  3,478  3,155  3,300  3,488  3,471  3,473  3,959
3,886
Operating
income.... 2,499  4,204  4,215  4,268  3,102  4,030  4,768  5,858
4,428
Other
(income)
expense..    399    311    296    141    159      3   (68)  (100)
(96)
Income
before
income
taxes
and
extraordinary
item.....  2,100   3,893  3,919 4,127  2,943   4,027 4,836  5,958
4,524
Income
tax
expense..     55     274    352   463  1,031   1,408 1,692  1,128
1,584
Net
income
before
extraordinary
item ...   2,045   3,619  3,567 3,664  1,912   2,619 3,144  4,830
2,940
Extraordinary
item net of in-
come taxes..   -      -       -     -      -       -     -  1,003

-
Net
income ...  $2,045 $3,619 $3,567 $3,664 $1,912 $2,619 $3,144
$3,827 $2,940
-
Basic
earnings
per share:
Earnings
before
extraordinary
item ...    $0.58  $0.96   $0.93   $0.92 $0.46  $0.63 $0.75 $1.13
$0.69
Extraordinary
item .....   -      -       -       -      -    -      -   (0.23)
-
Basic
earnings
per
share .... $0.58 $0.96  $0.93   $0.92  $0.46 $0.63 $0.75 $0.90
$0.69
Weighted
average
shares out-
standing  3,521  3,787  3,848  3,964  4,150  4,172  4,188 4,260
4,273
Diluted
Earnings
per share:
Earnings
before
extraordinary
item .... $0.28  $0.48  $0.47  $0.48  $0.25  $0.34  $0.41  $0.62
$0.37
Extraordinary
item.......  -       -     -       -      -      -      -  (0.13)
-
Diluted
earnings
per share .$0.28 $0.48  $0.47  $0.48  $0.25  $0.34  $0.41  $0.49
$0.37
Weighted
average
shares out-
standing -
diluted
basis     7,413 7,572  7,602  7,590  7,533  7,642  7,674  7,846
7,881

     Percentage of Net Sales

Net
sales 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0%
100.0%
Cost
of
sales  61.7%  57.5%  56.2%  56.7%  60.5%  58.9%  56.1%  55.1%
59.3%
Gross
profit 38.3%  42.5%  43.8%  43.3%  39.5%  41.1%  43.9%  44.9%
40.7%
Product
development
expenses 1.3%   1.9%  2.7%   2.0%   1.9%   1.9%   1.1%   1.6%
1.2%
Engineering
expenses 6.3%   5.3%  4.9%   4.9%   6.1%   5.3%   5.3%   4.8%
5.9%
Selling,
general
and
adminis-
trative
expenses 14.1%   12.0% 11.1% 12.0% 12.9%  11.8%  12.1%  11.7%
11.9%
Total
expenses 21.7%   19.2% 18.7% 18.9% 20.9%  19.0%  18.5%  18.1%
19.0%
Operating
income . 16.6%   23.3% 25.1% 24.4% 18.6%  22.1%  25.4%  26.8%
21.7%
Other
(income)
expense:  2.6%    1.7%  1.8%  0.8%  1.0%   0.0%  (0.4%)  (0.4%)
(0.5%)
Income
before
income
taxes
and
extraordinary
item ... 14.0%    21.6% 23.3%  23.6% 17.6% 22.1%  25.8%  27.2%
22.2%
Income
tax
expense.. 0.4%     1.5%  2.1%   2.6% 6.1%  7.7%   9.0%  5.1%
7.8%
Income
before
extraordinary
item .... 13.6%  20.1% 21.2%  21.0%  11.5%  14.4%  16.8%  22.1%
14.4%
Extraordinary
item
net of
income
taxes ..     -      -     -       -     -      -      -    4.6%
0.0%
Net
income    13.6%  20.1%  21.2%  21.0% 11.5%  14.4%  16.8%  17.5%
14.4%

  The Company's net sales and operating results have varied on a quarterly and an annual basis in the past and may vary significantly in the future. The Company's first fiscal quarter, which ends in January, includes the holiday season, which impacts customer order entry and also includes an annual facilities shutdown, and has there-fore traditionally been the Company's lowest in terms of net sales and operating income. Historically, the Company's net sales have been lower in such quarter than in the immediately preceding quarters. The Company's third fiscal quarter has in the past been affected by the extended vacation season in Europe, which reduces international sales during that period. The Company's net sales and operating results could be materially and ad-versely affected by many factors, some of which are partially or wholly outside the control of the Company, includ-ing, among others, failure to be selected to supply sensors for new products and programs, quality control of prod-ucts sold, the relatively long sales and development cycle for the Company's products, the Company's ability to introduce new products and technologies on a timely basis, market acceptance of the Company's and its customers' products, the timing, deferral or cancellation of customer orders and related shipments, competitive pressures on selling prices, availability of raw materials, fluctuations in yields, changes in product mix, changes in the lead time required to ship products after receipt of an order, introduction of products and technologies by the Company's com-petitors and customers, personnel changes and difficulties in attracting and retaining qualified technical personnel and economic conditions generally and in the automotive and commercial markets.

Liquidity and Capital Resources

  The Company generated approximately $14.3 million in cash from operations during fiscal 1997. The larg-
est uses of cash flow were the retirement of long-term debt during the first and second quarters of the fiscal year in the amount of $3.4 million, and the purchase of manufacturing equipment throughout the year in the amount of
$2.0 million.   At fiscal year end, the Company's working capital
was $15.1 million, including $9.8 million of cash and cash equivalents.

  The Company anticipates that additional manufacturing capacity, primarily in Mexico, will be required to support growth over the next several years. Therefore, capital expenditures are planned to increase to a total of approximately $10 to $15 million to be expended over the next two to three fiscal years to support anticipated future growth in demand for the Company's products. The timing and amount of such expenditures is subject to adjust-ment based upon continued evaluation by management.

  In January 1998, the Company obtained a three-year $10.0 million unsecured line of credit from NationsBank N.A. Borrowings under this facility bear interest, at the option of the Company, either at (i) a LIBOR-based rate plus a margin ranging from 1.00% per annum to 1.50% per annum, depending upon the Company's ratio of indebtedness to operating income, or (ii) a base rate equal to a reference rate plus a margin ranging from -1.00% to 0%, depending upon the Company's ratio of indebtedness to operating income. These facilities contain customary covenants that, among other things: require the maintenance of certain financial ratios relating to fixed charge and interest coverage and debt and equity amounts; require the maintenance of certain net worth levels;
restrict liens on Company and subsidiary assets; and limit the payment of cash dividends.

  The Company anticipates that it will generate sufficient cash flow from operations to meet its obligations, including capital requirements, for the next 12 months. However, an unanticipated expansion or contraction of its business or future acquisitions may require the Company to draw upon its existing credit line or obtain other financ-ing.

Impact of the Year 2000 Issue

  The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recog-nize a date using 00 as the year 1900 rather than the year
2000. This could result in a system failure or miscalcu-lations causing disruptions of operations, including, among other things, a temporary inability to process transac-tions, send invoices, or engage in similar normal business activities.

  The Company is committed to a successful and timely Year 2000 conversion and funds are dedicated and available for this project. The Company anticipates maintaining its hardware platform but replacing or upgrading most of the software. In addition, all PCs, HVAC, test equipment and external providers will be reviewed and acted on accordingly. Although the Company has only recently initiated its Year 2000 compliance program, the Company anticipates that it will be fully Year 2000 compliant by April 30, 1999.

  The Year 2000 Issue is not expected to have a material adverse effect on the Company's results of opera-tions. See "Risk Factors - Year 2000 Compliance."

New Accounting Standards

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, which establishes new standards for computing and presenting earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, and requires restatement of all prior-period earnings per share data. Early application of SFAS No. 128 is not permitted. Effective November 1, 1997, the
Company has adopted on a retroactive basis SFAS No. 128, which requires the dual presentation of basic and diluted earnings per share on the Company's consolidated statements of income. All earnings per share data included herein has been restated in compliance with SFAS No. 128 with the issuance of the fiscal 1998 first quarter earnings date.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Stan-dards No. 130 (SFAS No. 130), Reporting Comprehensive Income, and Statement of Financial Accounting Standards
No. 131 (SFAS No. 131), Disclosures About Segments of an Enterprise and Related Information. SFAS No. 130 and SFAS
No. 131 are effective for financial statements issued for periods beginning after December 15, 1997. The Company does not expect these standards to have a significant impact on the consolidated financial statements.
PAGE

                                 BUSINESS

Introduction

  The Company is a leading designer and manufacturer of electronic sensor components and assemblies that detect motion and position for a broad range of applications.
The Company utilizes optoelectronic and magnetic field sensing technologies to target customized, non-standard applications that require specialized engineering and manufacturing expertise. The Company sells its products for end use by OEMs in the office equipment, automotive, industrial, aerospace/defense, medical and communications markets. The Company believes that in many cases it is the sole source supplier for specific components and assemblies necessary for its customers' applications. In fiscal 1997 major customers of the Company included C.P. Clare Corporation, General Motors Corporation, Pitney
Bowes, Inc., Strattec Security Corporation and Xerox Corporation.

  The Company's primary business has been focused on the design and manufacture of optoelectronic semiconductor chips, discrete components and assemblies for commercial (i.e., office equipment, industrial, medical and communications) OEMs. The Company's commercial products include a wide array of custom electronic components and assemblies which are each designed to address specific applications required by its diverse customer base. Demand by commercial customers for the Company's sensors is driven by sales of OEM products that incorporate the Company's sensors and frequently have life cycles ranging from three to 15 years. Often, the
Company is able to leverage its specialized engineering expertise and close customer relationships to assist in the design of its customers' next generation of products, which significantly increases the Company's ability to secure continuing sales from these customers as their product lines
evolve.   As a result, commercial OEMs have
represented a stable and predictable sales base for the Company.

  The Company has leveraged its expertise in commercial markets to develop customized electronic sensors to address the growing application requirements of the automotive market. The Company believes that the automotive sector represents its primary opportunity for growth as an increasing number of sensors are being incorporated into automobiles to improve fuel efficiency and emissions, increase passenger safety and provide additional consumer options. The Company believes this trend will continue as governmental regulation mandates improved passenger safety and reduced emissions and consumers demand better safety and performance and increased functionality. As a result of its strategic pursuit of the automotive market, the Company's sales to the automotive market have grown from 2% to 25% of net sales from fiscal 1992 to fiscal 1997, respectively.
Currently, a substantial portion of the Company's automotive assemblies are sold for use in a relatively small number of applications. The Company presently sells electronic sensors for use in General Motors' automobile ignition and theft deterrent systems. In addition, the Company's engineering and manufacturing expertise and cus-tomer relationships have resulted in the Company being awarded other automotive programs.

  The Company's manufacturing operations are vertically integrated, with facilities located in Carrollton, Texas and Juarez, Mexico. Over 80% of the Company's products are assembled in facilities operated by the Com-pany in Juarez, Mexico. The Company markets its products worldwide through its own technical sales staff, inde-pendent sales representatives and independent stocking distributors.

Industry Background

  The use of electronic sensors is playing a key role in the increasing convenience, functionality, safety and performance of many products. Sensors are electronic devices that detect the presence or amount of a physical stimulus such as temperature, motion, position or pressure. The sensor converts the detected stimuli into electrical signals which can be interpreted by a microprocessor to initiate a desired response. In essence, sensors act as the interface between the physical world and electronic systems.

  Electronic sensors operate without physical contact and are generally capable of more accurate, reliable and sensitive detection than standard mechanical or electromechanical devices. These characteristics coupled with generally increased speed, durability and compactness, have prompted the substitution of electronic sensors for appli-cations that previously used mechanical and electromechanical switches. For example, to achieve higher reliability, lower maintenance costs, increased fuel efficiency and better emission control, automobile engine manufacturers are utilizing electronic sensors to control the firing of spark plugs in ignition systems, thereby replacing the traditional mechanical distributor. In addition, sensors are being used to offer increased functionality and perfor-mance in products. Electronic sensors are used in vending and coin changing machines to determine whether the currency tendered is counterfeit.

  Two major types of electronic sensors are optoelectronic and magnetic. Optoelectronic sensors use a light emitting diode ("LED") and a photosensitive receiver to detect light as a means of sensing motion, speed or position.
For example, in security systems, optoelectronic sensors sense the interruption of a beam of light; in commu-nications products, they transmit and receive data over fiber optic cables; in military applications, they assist a missile's guidance system in controlling direction; and in computer peripherals, they enable a tape drive to sense the edge of the tape. Magnetic sensors detect small changes in a magnetic field. Magnetic sensors are well-suited for use in environments where the presence of dirt, heat or other hostile conditions could reduce the accuracy and reliability of light-based optoelectronic sensors such as in certain automotive applications.

  Electronic sensors generally divide into two categories: standardized products which are produced to general specifications and customized products which are designed to meet customer specific applications using significant technical expertise. The use of custom sensors to perform basic product functions in various commercial applications such as high-end office equipment and certain industrial applications is well established and these markets have presented a steady sales base. However, growth in the use of sensors in automotive applications has been driven by governmental regulation of the environment and passenger safety and by consumer preferences, which have required greater fuel efficiency, better emission control, additional safety features and passenger options in automobiles. These applications drive the demand for more and better sensors. For example, ignition systems using magnetic sensors which have replaced the mechanical distributor in certain automobiles, are better able to control the firing of the spark plugs, thus improving fuel efficiency and reducing pollution. As new automobile designs incorporate more and increasingly sophisticated electronics, the demand for sensors in automotive applica-tions is expected to continue to increase.

Business Strategy

  The Company's objective is to maintain and enhance its position as a leading designer and manufacturer of custom electronic sensors. Key elements of the Company's business strategy include:

  Leverage Expertise in Custom Applications. The Company has structured its operations to effectively and efficiently handle the design and manufacture of customer-specific products. Companies that compete on the basis of the functionality and performance of their products often require sensors that are unique and specific to their product. A customer's application typically requires particular electrical, optical and mechanical packaging characteristics. The Company's engineering and technical expertise have made it, in many cases, an integral part of its OEM customers' design teams. This expertise and the Company's close customer relationships have helped it to develop a stable business to commercial (i.e., office equipment, industrial, medical and communications) customers.

  Pursue Additional Automotive Applications. The Company has leveraged its expertise in commercial markets to develop customized electronic sensors to address the growing application requirements of the automotive market. An increasing number of sensors are being incorporated into automobiles to improve fuel efficiency, increase safety and provide additional passenger options. The Company believes this trend will continue as governmental regulations mandate increases in safety and decreases in emissions and as consumers demand better performance and increased functionality. In fiscal 1992, the Company began production and sale of magnetic field sensors for automotive applications and continued efforts to identify additional applications. As a result of this strategic pursuit of the automotive market, by fiscal 1997 automotive sales represented approximately 25% of net sales. In late 1997, the Company obtained QS-9000 certification, a rigorous quality standard required by the Big
Three auto makers. In order to expand the range of automotive applications which can be addressed, the Company has developed magnetoresistive sensors, which have sensitivity characteristics particularly useful in automotive applications. The Company is also adding engineering and manufacturing resources primarily to enable the handling of additional automotive customer development programs.

  Leverage Vertically Integrated Manufacturing Capabilities. The Company believes its high degree of control of the manufacturing process and stringent quality control procedures are competitive advantages. The
Company's vertically integrated manufacturing structure enables it to exercise better control throughout manufac-turing processes and to respond on a timely basis to customer requests for development of new products and design changes to existing products. The Company manufactures sensor and LED semiconductor chips; tools and plastic molds; plastic assemblies; discrete, assembly, hybrid and high reliability components; printed circuit boards and wire and cable assemblies.

  Utilize Multiple Sales Channels for Effective Market Coverage. The Company sells its products through a combination of direct technical sales personnel (eight in the United States and three in Europe), 20 independent manufacturers' representatives and 42 electronics parts distributors, both domestically and internationally. The multi-ple sales channels enable more efficient and wider coverage of available markets. The Company's technical sales personnel, together with the Company's engineering staff, seek to develop long-term relationships with customers by working closely with them throughout all phases of new product development and subsequent production. In addition, independent manufacturers' representatives provide additional market coverage for the Company. The
Company selects representatives on their ability to effectively interface with its customers' engineers. Distributors are typically utilized where customers are outsourcing their electronics parts purchasing and inventory functions.
The Company believes that the combination of its own technical sales people together with independent sales repre-sentatives and distributors allows the Company to market its products in an efficient cost-effective manner.

Products and Technology

  The Company is a leading designer and manufacturer of electronic sensor components and assemblies that detect motion and position for a broad range of applications.
The Company utilizes optoelectronic and magnetic field sensing technologies to target non-standard applications that require specialized engineering and manufacturing expertise. The Company sells its products for end use by OEMs in the office equipment, automotive, industrial, aerospace/defense, medical and communications markets.

Optoelectronic Sensor Products

  The largest portion of the Company's current business consists of the design, manufacture and sale of cus-tom devices which use optoelectronic technology to satisfy the sensor requirements of its customer sin all of its target markets. During 1997, sales of optoelectronic devices accounted for approximately 75% of the Company's net sales. Optoelectronic sensors use a light emitting diode ("LED") and a photosensitive receiver to detect light as a means of sensing motion, speed or position. For example, certain security systems emit a beam of light which is received by a sensor. The interruption of this beam causes an electrical response in the sensor which activates the alarm.

  The Company's optoelectronic products consist of: (i) infrared light emitting and light sensing semicon-ductor chips; (ii) discrete components, which are plastic or metal packages housing the light emitting or light sensing chips; (iii) assemblies, which combine the light emitting and light sensing discrete components in a single package to meet various electrical and/or mechanical specifications; and
(iv) fiber optic products, which use light emitting and light sensing technologies to transmit and receive light signals for data transmission through fiber optic cables.

  The following paragraphs describe these optoelectronic devices and their basic principles of operation.

  Semiconductor Chips. Light emitting and light sensing semiconductor chips are the core elements in the Company's optoelectronic products. LED chips emit light in response to an electrical charge. Optek manufactures light emitting chips from gallium arsenide and gallium aluminum arsenide wafers using standard semiconductor manufacturing techniques.

  Light sensors are semiconductor chips which convert light into electrical signals and can be used to sense and relay the signal produced by an LED. The Company produces light sensitive chips from polished silicon slices using standard silicon semiconductor manufacturing processes. The Company's light sensing chips have varying characteristics of speed, sensitivity and performance, which permit the Company to address applications requiring varying specifications. For example, less sensitive chips may perform better in applications where more ambient light is present that might otherwise cause a false signal. Other chips incorporate transistors as an integral part of the chip, which amplifies the signal received.

  In addition, the Company has developed light sensors with analog or digital output characteristics. Less sophisticated light sensors, which are analog in nature, produce electricity in proportion to the amount of light applied. While analog output must be processed before it can be communicated to a logic device such as a microprocessor, digital output can be transmitted directly to a logic device without processing. The Company's digital chips are marketed under the trademark Photologic. The versatility of the Photologic chip's output geometry allows it to drive multiple outputs, potentially resulting in customer savings in system processing circuitry.

  The Company has also developed a Photologic chip with low level input detection and on-chip voltage regu-lation which enables the chip to function under fluctuating power conditions. The former characteristic is particu-larly useful in fiber optics where the signal transmitted may be a very low-level signal. The latter characteristic finds a wide range of applications, for example, with battery powered devices or under conditions of heavy electrical interference.

  The Company uses a substantial portion of the semiconductor chips it manufactures in its discrete compo-nents. On occasion, however, the Company does design and manufacture custom semiconductor chips for specific customer applications.

  Discrete Components. Discrete components incorporate the Company's LED or sensor chips in either plastic or metal packages which protect the chip and control the focus of light to or from the chip. These compo-nents form an integral part of the assemblies manufactured by the Company. In manufacturing discrete components,
LED or sensor chips are mounted on lead frames or headers, a wire is bonded from the chip to the lead, and the device is housed in a plastic or metal package. While most of the Company's discrete components are used in its own assembly manufacturing operations, the Company also manufactures and sells discrete components to OEMs, which integrate them into their own products, and through independent distributors.

  Assemblies. Most of the Company's business is directed to the sale of custom assemblies which are designed to be easily integrated into the customer's products. In assemblies, the LED and sensor components are incorporated in physical packaging capable of withstanding rigorous environmental conditions of temperature, acceleration, or mechanical shock. Generally, discrete LED and sensor components are used in combination with one another in interruptive or reflective assemblies. Each of these assemblies includes a discrete emitter, a light transmission path and a discrete sensing component. The sensing function occurs when an object interrupts the light transmission path from emitter to sensor or reflects the emitted light back to the sensor.

  Optoelectronic LEDs and sensors can also be paired in sealed couplings to isolate electrical noise or high voltage from an electrical circuit. These coupled assemblies are used to protect computers and other sensitive circuits from potentially damaging electrical surges or electrical noise.

  Fiber Optic Products. As a complement to its other optoelectronic devices, the Company manufactures fiber optic LEDs and sensors. The Company uses its LED and sensor technology to provide the light signal and receiver products for data transmission through fiber. These products allow electronic equipment, such as energy management systems, computers and even telephones, to communicate over thin lightweight cables of glass or plas-tic fiber.

Magnetic Sensor Products

  During fiscal 1992, the Company began production of Hall Effect (magnetic field sensing) devices which sense physical events by reacting to changes in magnetic fields. As the magnetic field applied to the sensor changes, the sensor produces a signal which is relayed to a control device. Since magnetic fields are relatively unaffected by the cleanliness of the environment, magnetic devices can be used in environments in which a clear optical path is inhibited. Because the presence of oil and dirt is characteristic of automotive applications, magnetic sensing devices are particularly useful in such applications. For example, magnetic devices sense rotation of gears in auto-mobiles for various applications where the presence of dirt and oil would make the application of optoelectronic technology impractical. The first practical application of this technology by the Company was the production of crankshaft and camshaft sensors used in conjunction with ignition systems on automobiles. The Company also produces a magnetic sensor used in an automotive theft deterrent system. The Company has sought to utilize the expertise and experience gained through its initial automotive programs to identify and participate in additional sensor programs. Presently, most automotive applications served by the Company's products use magnetic sensors, although the Company has begun to introduce optoelectronic technology in a few automotive applications. To date, few applications for magnetic sensors have been developed by the Company outside automotive applications.

  As with the manufacture of optoelectronic products, the Company is vertically integrated and capable of producing each of the elements incorporated into its magnetic sensor assemblies. The basic building block of each device is a semiconductor chip which reacts to fluctuations in a magnetic field. The Company produces its own magnetic sensor chips through processes and techniques similar to those used for manufacturing the Company's light sensing chips. These chips are mounted into discrete components, which are incorporated into custom assemblies.



PAGE

Customers and Applications

  The following table identifies representative customers in each of the Company's target markets, the tech-nology utilized and the applications which the Company's products address for each.





Customer            Sensor Technology   Customer Application

AUTOMOTIVE
General Motors Corporation  Magnetic    Camshaft and crankshaft
                                        position sensing

Strattec Security
Corporation              Magnetic       Ignition security systems

OFFICE EQUIPMENT
Xerox Corporation        Optoelectronic
                                        Paper sensing, toner
                                        sensing for copiers

Pitney Bowes, Inc.       Optoelectronic  Paper motion sensing,
                                        encoders for
                                        postal equipment


NCR Corporation          Optoelectronic Automated teller machines

Eastman Kodak Company
(Inc.)                   Optoelectronic Copiers/photolab
                                        processing

Quantum Corp.            Optoelectronic Tape drive systems

INDUSTRIAL
C.P. Clare Corporation     Optoelectronic Solid state relays

Banner Engineering
Corporation              Optoelectronic Retroreflective
                                        industrial sensors

IBM Corp.                Optoelectronic Point of sale equipment

MEDICAL
Pyxis Corp.              Optoelectronic Position sensing of
                                        drawers and
                                        drug disposal cabinets

Hewlett Packard Co.      Optoelectronic Heart monitor equipment

Chiron Diagnostic Corp.  Optoelectronic Blood analysis

AEROSPACE/DEFENSE

Lockheed/Martin Corp.    Optoelectronic
                         and magnetic   Gyros, encoders, DC
                                        brushless motors


Raytheon Company Inc.    Optoelectronic
                         and magnetic   DC brushless motors,
                                        missiles,
                                        FKIR systems, target
                                        acquisition
COMMUNICATIONS
CMAC Microcircuits
USA Inc.                 Optoelectronic Telecommunications

American Fibertek, Inc.  Optoelectronic Local area networks

  In fiscal 1997, Optek's ten largest customers accounted for approximately 63% of net sales. Three cus-tomers, Strattec Security Corporation, General Motors Corporation and Pitney Bowes, Inc., made purchases which accounted for 13%, 13% and 10%, respectively, of the Company's net sales during fiscal 1997.

  Historically, a relatively small number of customers has accounted for a significant percentage of the Company's total net sales, and the Company expects that this trend will continue. In each of fiscal 1994, 1995 and 1996, the Company has had two customers which each accounted for at least 10% of total revenues. The
Company's ability to achieve sales in the future will depend upon its ability to obtain orders from, maintain relationships with and provide support to a relatively small number of existing and new key customers. As a result, any cancellation, reduction, rescheduling or delay in orders by or shipments to any customer or the discontinuation or redesign by any customer of its products which currently incorporate one or more of the Company's products could have a material adverse effect on the Company's business, operating results and financial condition.

  The automotive industry, which accounted for approximately 25% of the Company's net sales during fiscal
1997, represents the fastest area of growth for the Company. The automotive industry is cyclical due to general economic conditions, the level of interest rates, consumer confidence, patterns of consumer spending and the automobile replacement cycle, all of which are beyond the control of the Company. In addition, the Company's customers in the automotive industry are highly unionized and have in the past experienced labor disruptions.
Accordingly, automotive production may not increase or may decline in the future. A significant reduction or prolonged interruption in automotive production could have a material adverse effect on the Company.

  The Company's customers normally purchase the Company's products and incorporate them in products that they in turn sell into their own markets on an ongoing basis. As a result, the Company's sales are dependent upon the success of its customers products, and its future performance is dependent upon its success in finding new customers and receiving new orders from existing customers.



                    Sales, Marketing and Distribution

  Optek sells its products through its technical sales staff, independent sales representatives and independent stocking distributors. At October 31, 1997, the Company employed eight technical sales people who operate out of the Company's offices in Carrollton, Texas and three technical sales people operating out of offices in Western
Europe. The Company also sells its products worldwide through 20 independent sales representatives and 42 stock-
                            ing distributors.

  The Company's technical sales personnel, together with the Company's engineering staff, seek to develop long-term relationships with customers by working closely with them throughout all phases of new product develop-ment and subsequent production. Initial customer contact is usually made by either a member of the Company's technical sales staff, a sales representative or a distributor for the geographic area. The representative determines if custom optoelectronic or magnetic components or assemblies could perform the specific sensing functions desired by the customer. Typically, the customer either provides a detailed specification of its requirements or is assisted by the Company's engineering and technical sales staff in the development of specifications. The Company then develops a technical proposal, incorporating preliminary design concepts, and submits the technical proposal to the customer. The technical proposal typically includes pricing terms, which usually include a one-time tooling charge and a unit price for the product over a specified period based on an estimated production volume. After approval, the Company continues to work with the customer to develop an assembly meeting the customer's requirements.
Frequently, especially in automotive applications, the Company is involved in development, testing and qualification phases which involve all aspects of the Company's engineering and manufacturing expertise.

  The marketing and development process can range from four months to three years or more from initial customer contact to purchase order, depending on the complexity of the customer's requirements. Automotive appli-cations tend to have a longer development cycle, typically exceeding three years. Once a product is qualified, subsequent production releases typically require lead times of six or more weeks.

  Many products sold by the Company are application specific and, therefore, have life cycles generally rang-
ing from three to 15 years.   For example, many products sold to
the automotive industry are model, engine or sys-tem specific. As described above, lengthy product development cycles requiring substantial design and qualification are customary in the sourcing decisions of OEMs. Therefore, the primary focus of the Company's sales effort is to develop applications designed into the products of OEMs during development.

                       Engineering and Development

  A significant portion of the Company's design and application expertise is devoted to developing customized products for performing specific applications. As a result, the Company's efforts have been primarily directed toward developing enhancements to existing customer applications and to identifying new customer-specific applica-tions. Typically, the Company conducts joint development efforts with its customers and receives funds for the custom tooling required to manufacture the customer's assembly. The Company employs over 70 engineers, many of whom are focused on working with customers to design assemblies to perform additional applications. The
Company seeks to involve its engineers in the design phase of its customer's products.

  In order to expand the range of applications which can be addressed with magnetic sensor devices, the
Company has identified magnetoresistive technology as one alternative for new magnetic sensor designs.
Magnetoresistive technology produces a superior signal to noise ratio, and is able to detect very slow motion which
is required in certain applications.   The Company has been
awarded additional programs by an automotive OEM utilizing magnetoresistive motion and position sensors for electronic ignition systems.

  In addition, in order to address certain fiber optic applications requiring higher data transmission speeds, the Company has applied a portion of its research activities in recent years to the development of higher speed fiber optic LEDs, sensors, and transceivers.

  During the past three fiscal years, the Company's product development and engineering expenses have ranged between 6% and 8% of net sales, not including a portion of which has been funded by customers. Future developments may require the Company to allocate increased resources to advances in optoelectronic and magnetic sensor technologies. However, no assurance can be given that the Company will be successful in further expanding these technologies.

                              Manufacturing

  The Company utilizes a vertically integrated manufacturing structure which enables the Company to exercise better control through all manufacturing cycles and to respond on a timely basis to customer requests for development of new products and design changes to existing products. The Company manufactures sensor and LED semiconductor chips, tools and plastic molds, plastic assemblies, discrete, assembly, hybrid and high reliability components, printed circuit boards and wire and cable assemblies.

  The Company attempts to maintain consistent high product quality as a means to attract and retain customer business and limit price competition. As customers have moved to "just in time" inventory management, products are often shipped directly to the production line without incoming inspection. The Company utilizes advanced machinery and production techniques, incorporates raw materials conforming to stringent quality standards and individually tests each of its products in an effort to manufacture products of consistent high quality and reliability.

  The principal raw materials used by the Company in the manufacture of its semiconductor chips, compo-
nents and assemblies are silicon wafers, gallium wafers, certain chemicals and gases used in processing wafers, gold wire, copper lead frames, metal and plastic for packages that house the chip and the various custom assemblies, and magnets used in certain magnetic sensor applications. Presently, the Company uses sole sources for its requirements of some of the materials used in its manufacturing operations, which could adversely affect the Company if any such source failed to deliver for any reason. The Company is currently identifying and qualifying additional sources for these materials. From time to time, particularly during periods of increased industry-wide demand, silicon wafers and other materials have been in short supply. As is typical in the industry, the Company allows for a significant
lead-time between order and delivery of raw materials.   See
"Risk Factors - Sole or Limited Sources of Supply."

  The Company's silicon and gallium arsenide chip manufacturing, high reliability and hybrid assembly manufacturing and tooling, plastic molding and printed circuit board operations occupy approximately 52,000 square feet of manufacturing space at the Company's facilities in Carrollton, Texas. The Company's non-military discrete components, interrupter and reflective assemblies and isolators/couplers are assembled in the facilities of the Company's subsidiaries located in Juarez, Mexico utilizing approximately 103,000 square feet in two buildings.

  Over 80% of the Company's components and assemblies are produced in facilities operated by the Com-pany in Juarez, Mexico. Mexico has enacted legislation to promote the use of such manufacturing operations by foreign companies and continuation of these operations depends upon: compliance with applicable laws and regula-tions of the United States and Mexico; the availability of less expensive labor; and the continuation of favorable ex-change rates. These operations are authorized to operate as Maquiladoras by the Ministry of Commerce and Indus-trial Development of Mexico. Maquiladora status allows the Company to wholly own its Mexican subsidiaries and to import items into Mexico duty free, provided that such items, after processing, are re-exported from Mexico within six months. Maquiladora status, which must be renewed every two years, is subject to various restrictions and requirements, including: compliance with the terms of the Maquiladora program; proper utilization of imported materials; hiring and training of Mexican personnel; compliance with tax, labor, exchange control and notice provi-sions and regulations; and compliance with locational constraints. Although assembly operations in Mexico continue to be less expensive than comparable operations in the United States, in recent years many companies have estab-lished Maquiladora operations in the Juarez area to take advantage of lower labor costs. Increasing demand for labor, particularly skilled labor and professionals, from new and existing Maquiladora operations has in the past and could in the future result in increased labor costs. The Company may be required to make additional investments in automating equipment to partially offset increased labor costs. The loss of Maquiladora status, the inability to recruit, hire and retain qualified employees, a significant increase in labor costs, unfavorable exchange rates or inter-ruptions in the trade relations between the United States and Mexico could have a material adverse effect on the
     Company's business, operating results and financial condition.

  The Company anticipates that additional manufacturing capacity, primarily in Mexico, will be required to support growth over the next several years. Therefore, capital expenditures are planned to increase to a total of approximately $10 to $15 million to be expended over the next two to three fiscal years to support anticipated future growth in demand for the Company's products. The timing and amount of such expenditures is subject to adjust-
           ment based upon continued evaluation by management.

                          Intellectual Property

  The Company relies on its technical engineering expertise as protected by trade secret laws and nondisclosure agreements and, to a lesser extent, on a combination of patent, maskwork rights, copyright, trademark and other intellectual property protection methods to protect its proprietary technology. Although the Company currently holds four patents and has one pending patent application in the United States, the Company believes that patents are of less significance in its industry than such factors as customer service, innovation, technical expertise and know-how of its personnel. There can be no assurance that the Company's competitors will not be able to legally ascertain the nonpatented proprietary information embedded in the Company's sensor components or other products, in which case the Company may be unable to prevent use of such information. To the extent the Company elects to assert its patent rights, there can be no assurance that any claims of the Company's patents will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that any patents issued to the Company will not be challenged, invalidated or circumvented, that any rights granted thereunder will provide adequate protection to the Company, or that the Company will have sufficient resources to prosecute its rights. The Company has received notification of patent issues concerning a process used to manufacture a small portion of its products, but believes the issues asserted are without merit. There can be no assurance that infringement claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future, or that such assertions, if proven to be true, will not materially adversely affect the Company's business, operating results and financial condition.
If any such claims are asserted against the Company, the Company may seek to obtain a license under the third party's intellectual property rights. There can be no assurance that a license will be available on reasonable terms or at all. Alternatively, the Company could resort to litigation to challenge such claims. Such challenges could be extremely expensive and time consuming. Adverse determinations in any litigation could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing and selling its products.
Any of these developments could have a material adverse effect on the Company's business, operating results and financial condition.

                               Competition

  The Company believes that competition in the market for custom optroelectronic and magnetic sensors is intense and likely to increase substantially. Competition in the sensor markets served by the Company is primarily based upon custom design capabilities, quality, technology, responsiveness, timely delivery and, to a lesser extent, price. The Company competes with numerous companies for the custom optroelectronic and magnetic sensor requirements of OEMs producing office equipment, automotive products, industrial products, aerospace/defense and medical applications and communications equipment. The Company believes that its principal competitor for sales of custom sensor components and assemblies is Honeywell, Inc. In addition, because certain OEMs, either directly or through affiliated entities, have internal capabilities to design and manufacture custom sensor components and assemblies, the Company must also compete with the in-house capabilities of such OEMs. In some cases, the
Company's prospective customers may elect to purchase low-cost standardized sensor components from commodity suppliers and utilize their in-house design and manufacturing capability to adapt such standard components to fulfill
     their sensor requirements.    See "Risk Factors -
Competition."

                              Environmental

  The Company is subject to a variety of domestic and Mexican governmental regulations relating to the use, storage, handling and disposal of toxic or other hazardous substances used in connection with its manufacturing activities. Any failure by the Company to control the use, storage, handling or disposal or adequately restrict the discharge of hazardous or toxic substances could subject the Company to significant liability or could cause the Company's manufacturing operations to be curtailed or suspended. See "Risk Factors - Limited Insurance
                  Coverage; Environmental Regulation."

                                 Backlog

  The Company's order backlog was approximately $23.9 million at October 31, 1997 compared with a backlog of approximately $18.4 million at October 25, 1996 and approximately $23.2 million at October 27, 1995.
The Company's backlog is comprised of orders which customers have released and scheduled for delivery within one year. Sales orders are typically made on the Company's standard form, which permits the customer to cancel the order in whole or in part. By industry practice, orders may be canceled or modified at any time, with the customer being responsible for all finished goods, all costs, direct and indirect, incurred by the Company and a reasonable allowance for anticipated profits. No assurance can be given that such amounts will be received by the
                       Company after cancellation.

                                Employees

  As of October 31, 1997, the Company employed 1,971 persons, including 1,821 in manufacturing and assembly (1,633 in Juarez, Mexico and 188 in Carrollton, Texas), 104 in sales and engineering and 46 in management and administration. Some of the Company's employees are highly skilled and the Company's continued success will depend in part on its ability to attract and retain such employees, who are generally in demand. At times, the Company has had difficulty hiring engineering personnel with previous experience in its industry due to the limited number of engineers available with such experience. To date, this difficulty has not materially affected the Company's operations. The Company has never had a work stoppage, no employees are represented by any labor organization and the Company considers its employee relations to be good.

                               Facilities

  The Company's administrative offices, engineering facilities, silicon and gallium arsenide chip manufacturing and hybrid assembly manufacturing, as well as tooling, plastic molding and printed circuit board operations, are located in a Company-owned building containing 205,000 square feet on a 15.5 acre site in Carrollton, Texas. The Company also leases approximately 6,250 square feet of warehouse space in El Paso,
             Texas.  This lease expires in January of 1999.

  Over 80% all of the Company's nonmilitary discrete components, interrupter and reflective assemblies and isolators/couplers are assembled at the facilities of the Company's subsidiaries located in Juarez, Mexico. The
Mexican subsidiaries beneficially own a 24,000 square foot building and a 45,000 square foot building in Juarez, Mexico through trust agreements with Banca Serfin, Sociedad Nacional de Credito. The Company is currently expanding the space available in the larger facility by 12,000 square feet to provide additional space for expansion of automotive programs. The operations formerly conducted at the smaller of those buildings have been consolidated into the larger plant and adjacent leased premises, and the Company is currently seeking to sell such plant. The Company's Mexican subsidiaries also lease a 58,000 square foot building in Juarez, Mexico under a lease expiring in December 1998 with aggregate annual lease payments of $306,000. The lease provides for three one-year renewals exercisable on at least 180 days notice. This plant is adjacent to the 45,000 square foot building owned by the Company's subsidiary.

  The Company believes that its existing facilities and equipment are well maintained and are in good operating condition. The Company anticipates that its current facilities will be suitable and adequate for its operations through 1998. The Company anticipates a need for increased capital spending during 1998 to support potential increases in demand during 1999 and 2000.

                                MANAGEMENT

  Information as of February 12, 1998 with respect to the executive officers and Directors of the Company is as follows:

  Name                                Age         Position

  Grant A.  Dove ............   69  Chairman of the Board

  Thomas R. Filesi............  62  President, Chief
                                   Executive Officer and Director

  Richard G. Dahlberg.....      44  Senior Vice President,
                                   Engineering

  Thomas S. Garrett ........    51  Senior Vice President,
                                   Operations

  William J. Collinsworth ...   47  Vice President, Finance and
                                   Chief Financial Officer

  Robert J. Kosobucki  ........ 46  Vice President, Worldwide
                                   Sales and Marketing

  Michael E. Cahr ...........   57  Director

  William H. Daughtrey, Jr..... 57  Director

  Rodes Ennis  ...............  61  Director

  Wayne Stevenson .........     62  Director

  Mr. Dove was elected a Director of the Company in July 1989 and Chairman of the Board in March 1993.
He is currently a managing partner of Technology Strategies & Alliance, a strategic planning and investment banking firm. He spent 28 years with Texas Instruments, retiring in 1987 as Executive Vice President. He then served as Chairman and Chief Executive Officer of Microelectronics and Computer Technology Corporation, a research and development consortium, retiring in 1992. He currently serves on the boards of the Cooper Cameron
Corporation, an oilfield services company; U.S. WEST, Inc., a telecommunications company; Intervoice, Inc., a telecommunications equipment and software sales provider; and Fore Front Group, Inc., a personal computer and internet software provider.

  Mr. Filesi has served as President, Chief Executive Officer and a Director of the Company since April
1991. Before joining the Company, he was employed by Motorola, Inc. Semiconductor Products Sector for 21 years, completing his tenure there as Director of Manufacturing, RF Products.

  Mr. Dahlberg was elected Vice President, Engineering in March
1994 and became a Senior Vice President
in December 1997. Mr. Dahlberg has been employed by the Company since 1983 and has served in various engineering capacities. He is a Registered Professional Engineer in the State of Texas.

  Mr. Garrett joined the Company in October 1991 as Vice President, Operations and became a Senior Vice
President in December 1997. In April 1988 he founded Garrett Consulting Group and was President of that firm until December 1990, at which time it merged with Northwest Technology Group, Inc. These companies provided comprehensive consulting services to the microelectronics and other high technology related industries.

  Mr. Collinsworth joined the Company as Vice President, Finance and Chief Financial Officer in October
1996. From 1991 until joining the Company, he was an independent financial consultant specializing in start-up and troubled companies. In that role, he worked with several private companies and also served as interim Chief
Operating Officer and Chief Financial Officer for Intellicall, Inc., a provider of telecommunications services and equipment, from April 1992 to September 1993 and Chief Financial Officer for Value Added Communications, Inc.
( VAC ), a provider of telecommunications services and equipment, from June 1994 to October 1994. In
November 1995, VAC filed for protection under Chapter 11 of the Bankruptcy Code.

  Mr. Kosobucki joined the Company as Vice President, Worldwide
Sales and Marketing in July 1995.  From
1991 to 1995, he served in various strategic marketing and sales capacities for Summagraphics Corp., a manufacturer of computer-based printers and plotters, most recently as Director of Strategic Sales and Product
Marketing. He is a Registered Professional Engineer in the State of New York.

  Mr. Cahr was elected a Director of the Company in August 1988. He is President and Chief Executive
Officer of Allscrips Pharmaceuticals, Inc., a private company engaged in the sale of prepackaged pharmaceuticals, having served in that capacity since January 1995. Until late 1994 he was Manager of Venture Capital at Allstate
Insurance Company in Northbrook, Illinois, having been with Allstate Insurance Company since 1987.

  Mr. Daughtrey was elected a Director of the Company in March 1992. Mr. Daughtrey is currently
President of Princeton Associates, Inc., a management consulting firm. Prior to founding Princeton Associates, Inc. in January 1991, he was Group Managing Partner for Virginia/Maryland Management Consulting Services at
Coopers & Lybrand, Richmond, Virginia from December 1984. On September 1, 1995, JGB Industries, Inc., a company for which Mr. Daughtrey had formerly served as interim President and Chief Executive Officer from
November 1993 to August 1995, filed for protection under Chapter 11 of the Bankruptcy Code.

  Mr. Ennis was elected a Director of the Company in February
1987.  Mr. Ennis currently serves as a
general management consultant and formerly served as President of the Journeys and Hardy Divisions of Genesco,
Inc., a footwear retailer, from March 1990 to December 1992.

  Mr. Stevenson was elected a Director of the Company in September 1992. Mr. Stevenson is the Chairman and Chief Executive Officer of CSI Control Systems International,
Inc., a private firm engaged in the manufacture and installation of environmental controls for the commercial market, a position he has held since 1986.

  Directors are elected annually and serve until their successors are duly elected and qualified. Officers serve at the discretion of the Board, subject to contractual rights.
There is no family relationship between any Director, nominee for Director or executive officer of the Company.

  The Company has entered into indemnification agreements with its executive officers and Directors, pursuant to which the Company has agreed to indemnify such persons to the fullest extent permitted by law, and providing for certain other protection.

PAGE

                    PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information regarding the Common Stock owned at February 12, 1998 and as adjusted to reflect the issuance and sale of the shares sold in this Offering by this Prospectus by (i) each stock-holder known to the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's executive officers and Directors, (iii) all executive officers and Directors as a group, and (iv) the Selling Stockhold-er. To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to the table.




                    Shares Beneficially  Shares   Shares
                    Owned Before        to be     Beneficially
                    Offering(1)         Offered   Owned After
                                                  Offering(1)
Name and Address    Number   Percent   Offered  NumberPercent
First Source
Financial LLP(2)    3,150,000 43.7%     2,500,000 650,000   8.5%
2850 W. Golf Rd.,
5th Floor
Rolling Meadows,
IL 60008

James D. Crownover     262,602  6.2            -  262,602   3.8
P.O. Box 7812
Horseshoe Bay, TX
78657

Wellingon Management
Company, LLP.......    212,800   5.2           -  212,800   3.1
75 State Street
Boston, MA 02109

Grant A. Dove ....     206,601   4.9          -   206,601   3.0
15301 Dallas Parkway
Suite 840
Dallas, TX 75248

Thomas R. Filesi (3) ..375,499   8.7          -   375,499   5.3
1180 Emerald Sound Blvd.
Oak Point, TX 75068

Richard G. Dahlberg(4)  49,755     *          -    49,755   *

Thomas S. Garrett(5)   102,333   2.3          -   102,333   1.5

William J.
Collinsworth(6)         13,784     *          -    13,784   *

Robert J.
Kosobucki(7)            29,998     *          -    29,998   *

Michael E.
Cahr(8) ....            51,500   1.1          -    51,500   *

William H. Daughtrey,
Jr.(9) ..........       8,000     *           -     8,000   *

Rodes Ennis(10) ......  47,100    1.1         -    47,100   *

Wayne Stevenson(11) ... 19,250     *          -    19,250   *

All executive officers
and Directors
as a group (10
persons)(12) ......    906,820   18.6         -   906,820   12.7





     *  Less than 1%.

  (1) Number of shares beneficially owned and the percentage of shares beneficially owned are based on: (i) 4,466,025 shares outstanding as of February 12, 1998, (ii) 6,966,025 shares outstanding following issuance of 2.5 million shares of Common Stock through the exercise of the First Source
        Warrant in connection with the Offering and (iii) the assumption that the Underwriters' over-
        allotment option will not be exercised. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes shares over which the listed beneficial owner holds sole or shared voting or dispositive power. In addition to shares actually outstanding, all shares subject to warrants and options exercisable within 60 days of February 12,
        1998 are deemed outstanding and beneficially owned by the person holding such options and warrants for purposes of computing the number of shares beneficially held by such person and the percentage ownership of such person, but are not deemed to be outstanding for the purposes of computing percentage ownership of any other person.

  (2) Includes 3,150,000 shares to be issued or issuable pursuant to the exercise of the First Source
        Warrant. The indicated shares may also be deemed to be beneficially owned by Dominion
        Resources, Inc., the indirect parent company of the Selling Stockholder, and by other affiliated entities.

  (3) Includes 74,499 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.

  (4) Includes 21,332 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.

        (5) Includes 7,999 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.

  (6) Includes 13,334 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.

  (7) Includes 18,135 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.

  (8) Includes 21,000 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998. Also includes 5,500 shares owned of record by Mr. Cahr s wife of which Mr.
Cahr may be deemed the beneficial
        owner.

  (9) Includes 7,000 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.

  (10) Includes 21,000 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.

  (11) Includes 19,250 shares that may be acquired upon exercise of stock options which are presently exercisable or will become exercisable within 60 days of February 12, 1998.

  (12) Includes 203,549 shares that may be acquired upon exercise of stock options and warrants which are presently exercisable or will become exercisable within 60 days of February 12, 1998.

                               UNDERWRITING

  Prudential Securities Incorporated, BancAmerica Robertson
Stephens and ABN AMRO Incorporated (the
"Underwriters") have severally agreed, subject to the terms and conditions contained in the underwriting agreement
(the "Underwriting Agreement"), to purchase from the Selling
Stockholder the number of shares of Common Stock set forth below opposite their respective names:

              Underwriter                   Number
                                            of Shares
  Prudential Securities Incorporated ...
  BancAmerica Robertson Stephens ......
  ABN AMRO Incorporated ...............






        Total ..........................     $2,500,000



  The Selling Stockholder is obligated to sell, and the Underwriters are obligated to purchase, all the shares of Common Stock offered hereby, if any are purchased.

  The Underwriters have advised the Company and the Selling
Stockholder that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow selected dealers a concession of $

per share; and that such dealers may reallow a
concession of $       per share to certain other dealers. After
the Offering, the public offering price and the con-cessions may be changed by the Underwriters.

  The Selling Stockholder has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such options solely for the purpose of covering over-allotments incurred in the sale of the shares of Com-mon Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to $2.5 million.

  The Company's officers and directors, who in the aggregate will beneficially own approximately 906,820 shares of Common Stock upon the completion of the Offering, the Company, the Selling Stockholder and certain other stockholders of the Company, have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common
Stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 90 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, other than pursuant to the exercise of currently outstanding stock options and except for bona fide gifts or transfer effected by such stockholders other than on any securities exchange or in the over-the-counter market to donees or transferees that agree to execute and be bound by such agreements. By virtue of contractual limitations placed upon his registration rights, James D.
Crownover has agreed not to sell or otherwise dispose of his shares for a period of ninety (90) days after the effective date of the Registration Statement. Prudential Securities Incorporated may, in its sole discretion at any time and without notice, release all or any portion of the shares subject to such lock-up agreements.

  The Company and the Selling Stockholder have agreed to indemnify the several Underwriters and contribute to any losses arising out of certain liabilities, including liabilities under the Securities Act.

  In connection with this Offering, certain Underwriters (and selling group members, if any) or their respective affiliate who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule
103 of Regulation M under the Exchange Act during the business day prior to the pricing of the Offering before the commencement of offers and sales of Common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limited are exceeded.

  In connection with the Offering, certain Underwriters (and selling group members, if any) and their respec-tive affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation
M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more
Common Stock in connection with the Offering than they are committed to purchase from the Selling Stockholder, and in such case may purchase Common Stock in the open market following the completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 375,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above.
In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the trans-action described in this paragraph are required and, if they are undertaken, then they may be discontinued at any time.


                               LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Hewitt & Hewitt, P.C., Dallas, Texas. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati,
Professional Corporation, Palo Alto, California.


                                  EXPERTS

  The consolidated financial statements and schedule of Optek Technology, Inc. as of October 31, 1997 and
October 25, 1996, and for each of the years in the three-year period ended October 31, 1997, have been included herein and incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

PAGE

                   INFORMATION INCORPORATED BY REFERENCE

  The following documents have been filed with the Commission
(File No. 0-16304) pursuant to the
Securities Exchange Act of 1934, as amended (the "Exchange Act") and are incorporated herein by reference and made a part of this Prospectus:

  1. The Company's Annual Report on Form 10-K for the year ended October 31, 1997;

  2. The Company's Quarterly Report on Form 10-Q for the quarter ended January 30, 1998; and

  3. Description of the Company's Common Stock contained in the Company's Registration Statem ent on Form 8-A.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Company's Common
Stock shall be deemed to be incorporated herein by reference and made a part of this Prospectus from the respective filing dates of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incor-porated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



                           AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission").

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus, omits certain of the information set forth in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any documents are not necessarily complete, and in each such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

  Reports and other information filed by the Company with the Commission and copies of the Registration
Statement can be inspected and copied at the public reference facilities maintained by the Commission at Room
1024, 450 Fifth Street, N.W., Washington, DC 20549, and should also be available for inspection and copying at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York
10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.
Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth
Street, N.W., Washington, D.C. 20549, at prescribed rates, and through the Commission's Internet address at "http://www.sec.gov".
PAGE

                          OPTEK TECHNOLOGY, INC.

                Index to Consolidated Financial Statements

                                            Page

INDEPENDENT AUDITORS' REPORT
 ............................................................. F-2

Consolidated Balance Sheets as of January 30, 1998,
October 31, 1997 and October 25, 1995 ...                   F-3
Consolidated Statements of Income for the Quarters
ended January 30, 1998 and January 31, 1997
  and the Years Ended October 31, 1997, October 25, 1996 and
October 27, 1995 ................                           F-4
Consolidated Statements of Stockholders' Equity for the
Quarter Ended January 30, 1998
  and the Years Ended October 31, 1997, October 25, 1996
and October 27, 1995 ...............                        F-5
Consolidated Statements of Cash Flows for the Quarters
ended January 30, 1998 and January 31, 1997 and the Years
Ended October 31, 1997, October 25, 1996 and October 27,
1995 ..............................................          F-6


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS .............    F-7

KPMG Peat Marwick LLP
 Certified Public Accountants




                      INDEPENDENT AUDITORS'  REPORT


The Board of Directors and Stockholders
Optek Technology, Inc.:

       We have audited the accompanying consolidated balance sheets of Optek Technology, Inc. and subsidiaries as of October 31, 1997 and October 25, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended October 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclo-sures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Optek Technology, Inc. and subsidiaries as of October 31, 1997 and October 25,
1996, and the results of their operations and their cash flows for each of the years in the three-year period ended
October 31, 1997, in conformity with generally accepted accounting principles.


       KPMG PEAT MARWICK LLP



Dallas, Texas
December 16, 1997, except as to
  note 1g which is as of February 16, 1998

                         OPTEK TECHNOLOGY, INC.
                       CONSOLIDATED BALANCE SHEETS
             (in thousands, except share and per share data)

                              January 30, October 31, October 25,
                              1998        1997        1996

                              (unaudited)

                         ASSETS
Current assets:
Cash and cash equivalents..........$11,644  $9,815 $  121
Accounts receivable, net of
allowance for doubtful accounts and
customer returns of $1,773 in 1998,
$1,653 in 1997 and $1,095 in 1996... 8,049   9,196   7,288

Inventories (note 2).................6,908   6,491   6,007
Deferred income taxes (note 7).......2,113   2,113   1,142

Prepaid expenses.......................112     109      82

Total current assets................28,826  27,724  14,640


Property, plant and equipment, net
(note 3)...........................12,732   11,135  11,150

Other assets...........................64       77      96

                                  $41,622  $38,936 $25,886


          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable.................$3,162  $3,109  $2,637
Accrued expenses (note 4).........   9,112   9,547   5,345
Total current liabilities........   12,274  12,656   7,982
Long-term debt (note 5)............      -       -   3,428
Other liabilities..................    155     117     100
Deferred income taxes (note 7) ....      -       -     309


Stockholders' equity (note 6):
Preferred stock, $.01 par value.
Authorized 1,000,000 shares;
none issued.....................        -      -       -
Common stock, $.01 par value.
Authorized 12,000,000 shares;
issued and outstanding 4,272,727 shares
in 1998, 4,259,534
shares in 1997 and 3,912,915
shares in 1996.......................   43    43       39


Additional paid-in-capital........  14,053  13,963   13,373
Retained earnings.................  15,097  12,157      655
Total stockholders' equity........  29,193  26,163   14,067
                                   $41,622 $38,936  $25,886
See accompanying notes to consolidated financial statements.

PAGE

                         OPTEK TECHNOLOGY, INC.
                    CONSOLIDATED STATEMENTS OF INCOME
             (in thousands, except share and per share data)

             Quarter Ended              Year Ended
             (unaudited)
     January 30, January 31, October 31, October 25, October 27,
               1998       1997       1997     1996       1995
Net sales..... $20,419   $16,689    $75,572   $67,395   $62,542
Cost and expenses:
Cost of sales.. 12,105    10,099      43,423    39,010    38,513
Product development
expenses....       254       318       1,233     1,348       650
Engineering
expenses.......  1,204     1,009       4,013     3,585     3,191
Selling
expenses........ 1,457     1,295       5,289     5,087     4,245
General and
administrative
expenses........   971       866       3,856    3,179      2,845
Total costs and
expenses....... 15,991     13,587     57,814    52,209    49,444
Operating
income.......... 4,428      3,102     17,758    15,186    13,098

Other (income) expense:
Interest (income)
expense           (111)       83        (65)    1,292     2,960
Other (income)
expense...........  15        76         59      (145)      142
Total other, net . (96)      159         (6)     1,147    3,102
Income before income
taxes and extraordi-
nary item.......  4,524    2,943      17,764    14,039    9,996
Income tax expense
(note 7).......   1,584    1,031       5,259     1,144      158
Net income before
extraordinary item 2,940   1,912      12,505    12,895    9,838
Extraordinary item
(net of income tax
benefit of $542 -
note 5)...........    -       -        1,003         -        -
Net income......  $2,940   $1,912    $11,502   $12,895   $9,838

Basic earnings per share:
Earnings before
Extraordinary item $0.69    $0.46      $2.98    $3.41     $2.96
Extraordinary item     -        -     (0.24)       -         -

Basic earnings
Per share         $0.69      $0.46     2.74     $3.41     $2.96

Weighted average
shares outstanding 4,272,727 4,150,007 4,192,530 3,779,748
3,318,649

Diluted earnings
per share:
Earnings before
Extraordinary item $0.37     $0.25     $1.63    $1.71     $1.40

Extraordinary
item .............   -           -     (0.13)   -            -

Diluted earnings
per share ......   $0.37      $0.25     $1.50   $1.71    $1.40

Weighted average
shares outstanding -
diluted basis . 7,881,398  7,533,237 7,671,509 7,544,333
7,007,408


See accompanying notes to consolidated financial statements.
                                  PAGE

                         OPTEK TECHNOLOGY, INC.
             CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    (in thousands, except share data)

                                        Retained  Total
                                Addi-    earnings stock-
                                tional   (accum-  holders'
            Common Stock         paid-in  ulated   equity

            Shares       Amount  capital  deficit  (deficit)
Balance at
October 28,
1994          3,232,861   $  32  $12,898  $(22,078) $(9,148)
Exercise of
stock options
and warrants    211,763       2      118         -      120
Net income           -        -       -      9,838    9,838

Balance at
October 27,
1995          3,444,624        34  13,016  (12,240)     810
Exercise of
stock options
and warrants    468,291         5     357        -      362
Net income            -         -       -   12,895   12,895

Balance at
October 25,
1996          3,912,915        39  13,373     655    14,067
Exercise of
stock options
and warrants    346,619         4      590       -       594
Net income            -         -        -  11,502    11,502

Balance at
October 31,
1997          4,259,534     $  43 $13,963  $12,157   $26,163

Exercise of
stock options
and warrants
(unaudited)     13,193          -     90         -         90
Net income
(unaudited)          -          -      -    2,940      2,940
Balance at
January 30,
1998 (unaudited)4,272,727     $43 $14,053  $15,097    $29,193

See accompanying notes to consolidated financial statements.
PAGE

                         OPTEK TECHNOLOGY, INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands)

          Quarter Ended            Year ended
          (unaudited)
          January 31, January 30, October 31, October 25, October
          1998        1997        1997        1996          27,
                                                            1995


Cash flows from
operating activities:
Net income......    $2,940   $1,912  $11,502  $12,895    $ 9,838
Adjustments to
reconcile net income
to net cash provided
by operating activities:
Depreciation and
amortization.....     410      570    2,038   2,944      2,722
Gain on sale of
property, plant and
equipment............ (6)       -     (204)       -       (25)

Provision for deferred
taxes...........      -         -   (1,280)    (833)        -
Changes in assets and
liabilities:
Accounts receivable  1,147    1,197  (1,908)   (357)     (242)

Inventories, prepaid
expenses and
other assets........ (407)    (521)   (492)    (643)      607

Accounts payable,
accrued expenses
and other liabilities (344)    (121)  4,691     (310)      733

Net cash provided by
operating
activities........... 3,740    3,037  14,347  13,696   13,633

Cash flows from
investing activities:
Purchase of property,
plant and equipment (2,007)    (165)  (2,034) (1,432) (1,121)
Proceeds from sale
of property, plant
and equipment.....       6        -      215       2     25

Net cash used in
investing activities (2,001)   (165)  (1,819) (1,430)  (1,096)

Cash flows from
financing activities:
Net repayment under
long-term bank debt      -    (3,157) (3,428) (12,568) (12,696)

Net proceeds from
exercise of stock
options and warrants.... 90      292     594     362      120

Net cash used in
financing activities     90   (2,865)  (2,834) (12,206) (12,576)
Net increase (decrease)
in cash and cash
equivalents ......... 1,829        7    9,694       60     (39)
Cash and cash equivalents
at beginning
of period ..........  9,815      121      121       61     100

Cash and cash equivalents
at end of period ...$11,644     $128   $9,815     $121     $61

Interest payments        -       $98    $171   $1,346   $3,075

Income tax payments $1,020        $93  $4,258   $2,089    $123

      See accompanying notes to consolidated financial statements.
PAGE

                         OPTEK TECHNOLOGY, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   Years ended October 31, 1997, October 25, 1996 and October 27,
1995 and Quarters Ended January 30, 1998 (unaudited) and January
31, 1997 (unaudited)
         (dollars in thousands, except share and per share data)

(1)  Summary of Significant Accounting Policies

     (a)  General Information

       Optek Technology, Inc. and subsidiaries (The Company) design, manufacture and market custom infrared optoelectronic devices, magnetic field sensing devices and fiber optic transmitters and receivers. A substantial por-tion of the Company's products are manufactured by a wholly-owned subsidiary located in Mexico. Net assets located at that subsidiary were $5,773 at October 31, 1997, and $6,334 at October 25, 1996.

       The Company uses a fiscal year ending on the last Friday in October. Fiscal 1997 comprised 53 weeks and fiscal 1996 and fiscal 1995 comprised 52 weeks.

     (b)  Principles of Consolidation

       The accompanying consolidated financial statements include the accounts of Optek Technology, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     (c)  Revenue Recognition

       Revenues from product sales are recognized at the time of shipment to the customer. Certain shipments to distributors are subject to limited right-of-return provisions. The Company provides for estimated returns when material.

     (d)  Use of Estimates

       The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of net sales and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

     (e)  Inventories

       Inventories are stated at the lower of cost or market on a first-in, first-out basis. The Company continually assesses the appropriateness of the inventory valuations giving consideration to obsolete and excess inventory.

     (f)  Property, Plant and Equipment

       Depreciation of property, plant and equipment is provided using the straight-line method over the estimated useful life of the asset. Useful lives range from 20 years for buildings to 3 to 5 years for equipment. Leasehold improvements are depreciated over the shorter of the life of the asset or the lease.

       The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of, on October 26, 1996. This
Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recover-ability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

       (g)  Earnings  per Common Share

       Effective November 1, 1997 the Company adopted Statement of Financial Accounting Standards No. 128
"Earnings per Share." This statement replaces the primary and fully diluted earnings per share computations with basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by weighted average number of common shares and dilutive securities outstanding during the period and must be presented in all cases with basic earnings per share. Dilutive securities consist of common stock options granted to employees and directors, a warrant issued to First Source Financial LLP ("First Source"), and warrants granted to non-employee directors and advisors.

       Shares used in calculating basic and diluted earnings per share are as follows:


              First Quarter         Fiscal Year
              1998      1997        1997       1996     1995

Weighted average
shares
outstanding  4,272,727  4,150,007  4,192,530  3,779,748 3,318,649

Dilutive
securities -
Common stock
options.......607,662    359,565     586,406   738,864  921,174

Warrants held
by First
Source .... 3,150,000  3,150,000   3,150,000  3,150,000 3,150,000


Other
warrants ....178,801     196,468     191,968    233,801  251,509

Assumed
repurchase
of common
shares..... (327,792)    322,803   (449,395)  (358,080) (633,924)


Weighted
average
shares out-
standing -
diluted basis 7,881,398 7,533,237 7,671,509 7,544,333 7,007,408
</TABLE

    (h)  Cash and Cash Equivalents

       The Company considers all cash and short-term investments with original maturities of three months or less to be cash equivalents.

     (i)  Stock Based Compensation Plans

       The Company accounts for its stock option plans and warrants in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations. Compensation expense is recorded on the date of grant only if the market price of the underlying stock exceeds the exercise price. On October 26, 1996, the Company adopted Statement of Financial Accounting
Standards No. 123, Accounting for Stock-Based Compensation ("SFAS
123").  Under SFAS 123, the Company may
elect to recognize expense for stock-based compensation based on the fair value of the awards, or continue to account for stock-based compensation under APB 25 and disclose in the financial statements the effects of SFAS
123 as if the recognition provisions were adopted. The Company has elected to continue to account for stock-based compensation under APB 25 and provide the disclosure required by SFAS 123.

     (j)  Financial Instruments

     All financial instruments held by the Company have been stated at values which approximate fair value as of October 31, 1997 and October 25, 1996 due to the instruments bearing interest at market rates or due to their short duration.

     (k)  Foreign Currency Translation

     The United States dollar has been determined to be the functional currency for all foreign operations. Exchange gains and losses related to such operations are immaterial for all years presented.

     (l)  Income Taxes

       The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (m)  Reclassifications

       Certain amounts in the 1996 and 1995 consolidated financial statements have been reclassified to conform with the current year's presentation.

     (n)  Unaudited Quarterly Information

       The consolidated financial statements of the Company for the quarters ended January 30, 1998 and January
31, 1997, and the quarterly information included in footnote 1(g) and footnote 2 are unaudited and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results, for the interim periods. The results of operations for the three months ended January
30, 1998 are not necessary indicative of the results for the entire year ending October 30, 1998.

     (2)  Inventories

          A summary of inventories at January 30, 1998, October
31, 1997 and October 25, 1996 follows:

                    1998      1997      1996
Finished goods      1,114     $1,503    $1,109
Work in process     4,343      4,003     3,323
Raw materials       3,757      3,140     3,381
Reserve for excess
and obsolete
inventory           (2,306)   (2,155)   (1,806)
                    $6,908    $6,491    $6,007

     (3)  Property, Plant and Equipment

       A summary of property, plant and equipment at October 31, 1997 and October 25, 1996 follows:

                                   1997     1996
       Land                        $ 3,137  $ 3,137
       Building and improvements     8,873    8,821
       Equipment                    20,106   18,238
                                    32,116   30,196
       Accumulated depreciation    (20,981) (19,046)
                                   $11,135  $11,150


     (4)  Accrued Expenses

       A summary of accrued expenses at October 31, 1997 and October 25, 1996 follows:

                                   1997     1996
       Employee related accruals   $3,413   $2,778
       Federal income tax          1,625       -
       Debt extinguishment charge   1,545       -
       Other                       2,964    2,567
                                   $9,547   $5,345

      (5) Long-term Debt

       At October 25, 1996, the Company had borrowings outstanding of $3,428 under a credit facility with First
Source. The facility provided for a $10,500 working capital line of credit and an $8,000 revolving term loan. Sub-stantially all of the amount outstanding at October 25, 1996, was borrowed against the revolving term loan bearing interest at the corporate base rate at the First National Bank of Chicago (corporate base rate) plus 4.0%. On
November 1, 1996, the revolving term loan was retired using the available working capital line of credit bearing interest at the corporate base rate plus 0.5%. During the second quarter of fiscal 1997, the Company repaid all amounts outstanding under the credit facility with First Source.
The credit facility continued to provide a $10.5 million working capital line through the end of fiscal 1997 at which time the Company chose to let the facility expire.

       In the fourth quarter of fiscal 1997, the Company agreed to pay First Source $1,545 to release all obliga-tions, including contingent additional interest, under the credit facility and other restrictive covenants. The provision for payment, net of related income tax benefits of $542, has been classified as an extraordinary item.

       In January 1998, the Company obtained a three year $10.0 million unsecured line of credit from NationsBank N.A. subject to customary terms and conditions.

     (6)  Stockholders'  Equity

       During fiscal 1992, the Company implemented a long-term
stock investment plan (Investment Plan) which
allows the granting of options to key employees and non-employee advisors to the Company to purchase up to
1,000,000 shares of the Company's authorized but unissued common stock at an exercise price equal to the fair mar-
ket value on the date of grant.  Options vest over a period of 3 years and are exercisable for up to 10 years after
the date of grant.  During fiscal 1995, the Company increased the authorized common stock available for this plan
to 1,500,000 shares.  The Investment Plan allows the granting of rights to receive cash in the event of a change of
control in the Company or to acquire shares of common stock equal in value to the difference between the exercise
price and the current market price of stock issuable pursuant to exercisable options.  No rights to receive cash in
lieu of common stock have been granted as of October 31, 1997.  A summary of option activity under the Invest-
ment Plan follows:
                                          Number   Weighted
                                          of       Average
                                        Shares    Exercise Price
       Balance at October 28, 1994         867,820  $ .40
       Granted                             200,650   5.58
       Exercised                         (177,280)   .26
       Canceled                            (72,365)   .19

       Balance at October 26, 1995         818,825   1.72
       Granted                             156,000  11.88
       Exercised                          (370,202)   .41
       Canceled                            (17,665)  3.68

       Balance at October 25, 1996         586,958   5.19
       Granted                             200,500  10.16
       Exercised                          (272,247)  1.49
       Canceled                            (6,917)  8.77

       Balance at October 31, 1997         508,294  $9.08

       At October 31, 1997, the range of exercise prices and weighted average remaining contractual life of out-standing options were $.19 to $11.97 and 9 years, respectively.
At October 31, 1997 and October 25, 1996, the number of options exercisable was 171,711 and 275,826, respectively, and the weighted average exercise price of those options was $7.33 and $1.37, respectively.

       During fiscal 1983, the Company implemented an incentive stock option plan (Incentive Plan) which allowed the granting of options, vesting over 3 years and exercisable for up to ten years after the date of grant, to key employees to purchase the Company's authorized but unissued common stock at an exercise price equal to the fair market value on the date of grant. The Incentive Plan expired during fiscal 1993. During fiscal 1995, options to purchase 18,483 shares of common stock were exercised. During fiscal 1996, options to purchase 84,089 shares of common stock were exercised. During fiscal 1997, options to purchase 21,166 shares of common stock were exercised at a weighted average price of $1.31. Under the Incentive Plan, options outstanding and exercisable to-taled 42,700 at a weighted average exercise price of $2.15 and a range of $1.19 to $2.31 per share at October 31, 1997.

       During fiscal 1992, the Company adopted a directors' formula award plan (Directors' Award Plan) which provides for the granting of options to directors of the Company to purchase up to 200,000 shares of the Company's authorized but unissued common stock at an exercise price equal to the fair market value on the date of grant. Each individual elected or reelected to serve as a director of the Company who is not a full-time employee of the Company will automatically be awarded options to purchase up to 3,500 shares of common stock. Options granted under the Directors' Award Plan vest if such individual continues to serve as a Director of the Company until the next annual meeting of the Company's stockholders and are exercisable for a period of ten years from the date of grant. During each of the fiscal years 1995, 1996, and 1997, options to purchase 14,000 shares of the Company's common stock were granted. During fiscal 1996, options to purchase 14,000 shares of common stock were exercised. At October 31, 1997 there are 73,500 director options outstanding of which 59,500 are cur-rently exercisable at a weighted average exercise price of $3.90 and a range of $.44 to $13.38 per share.

       During fiscal 1997, the Company adopted a directors' formula compensation plan (Directors' Compensation
Plan) which provides for the reservation and issuance of up to 100,000 shares of the Company's common stock.
Under the plan, non-employee directors may elect, in lieu of all or part of the annual retainer of $12, to: a) receive the number of shares of Optek's common stock equal to the amount of the retainer divided by the fair market value per share on the date such amount would otherwise be paid; b) receive ten year options to purchase shares of the Company's common stock at an exercise price equal to 50% of the fair market value for the number of shares equal to the retainer divided by the difference between the market price and the exercise price, or; c) defer payment of the retainer until such time as they cease to be a director. For purposes of the Directors' Compensation Plan, fair market value per share is defined as the average of the closing prices for the Company's common stock for the twenty trading days preceding an event. No elections to receive the benefits afforded have been made by any direc-tor under the Director's Compensation Plan.

       The per share weighted average fair value of stock options granted during fiscal 1997 and fiscal 1996 was $3.77 and $4.13, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                  1997          1996
       Expected dividend yield    0%              0%
       Expected volatility        44.2%        41.5%
       Risk-free interest rate    6%           6%
       Expected life              3 years      3 years

       The Company applies APB opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for stock options granted in fiscal 1996 and fiscal 1997 under SFAS No. 123, the Company's net income would have been reduced to the proforma amounts indicated below:


       Net income:                1997         1996
                As reported       $11,502    $12,895
               Proforma           11,259       12,810

       Diluted earnings per share:
                As reported       $1.50         $1.71
                Proforma           1.47          1.70

       Proforma net income reflects only options granted in fiscal 1997 and fiscal 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No.
123 is not reflected in the proforma net income and diluted earnings per share amounts presented above because compensation cost is reflected over the options vesting period of 3 years and compensation cost for options granted prior to October 28, 1995 is not considered.

       Prior to fiscal 1995, warrants were granted in the amount of 261,301 shares to certain non-employee directors and advisors. During fiscal 1995, warrants to purchase
16,000 shares of common stock were exercised at a weighted average exercise price of $3.25. During fiscal
1996, 11,500 warrants expired with an exercise price of $6.13 per share. During fiscal 1997, warrants to purchase
53,333 shares of common stock were exercised at a weighted average exercise price of $3.03. Excluding warrants granted to financial institutions, the Company, at October 31, 1997, had 180,468 warrants outstanding at a weighted average exercise price of $.39 and a range of $.19 to $6.00 per share expiring July 1998 through November 1998.

       Prior to fiscal 1997, the Company granted First Source a warrant, as amended on October 31, 1997, to purchase 3,150,000 shares of the Company's common stock at an exercise price of $.50 per share which expires on October 31, 1998. The warrant contains certain antidilutive provisions, certain registration rights upon the occur-rence of a public offering and certain demand rights for such a registration.

     (7)   Income Taxes

       Income taxes consist of the following:

       Current:                  1997      1996     1995
       U.S. Federal               $6,379   $1,887   $158
       Foreign                       160       90      -
       Deferred                   (1,280)    (833)     -
       Income tax expense
       before extraordinary
       item                        5,259    1,144    158
       Extraordinary item           (542)       -      -
                                  $4,717   $1,144   $158

       Income tax expense attributable to income before extraordinary item differs from the expected tax expense computed by applying the U.S. corporate income tax rate of 35%
for fiscal 1997 and 1996, and 34% for fiscal 1995 to income before income taxes and extraordinary item as follows:

                                  1997     1996     1995
       Expected tax expense       $6,217   $4,914   $3,399
       Realization of benefits
       of tax loss carryforwards      -    (3,238)  (3,853)
       Change in valuation
       allowance                   (358)     (209)    410
       Tax credit for research
       and experimentation
       activities                 (600)         -       -
       Other, net                    -       (323)    202
       Income tax expense       $5,259     $1,144    $158

       The fiscal 1997 change in valuation allowance and tax credit for research and experimentation activities occurred in the fourth quarter.

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at October 31, 1997 and October 25, 1996 are presented below:


Deferred tax assets:                       1997     1996
  Accounts receivable allowances           $578     $372
  Inventory allowances                      506      525
  Accrued expenses and other                524      603
  Property, plant and equipment             505        -
  Less valuation allowance                   -      (358)
       Deferred tax assets                2,113    1,142

Deferred tax liabilities:
  Property, plant and equipment              -       309
       Net deferred tax assets             $2,113   $833


     The net change in the valuation allowance for the year ended
October 31, 1997 and October 25, 1996 was a decrease of $358 and $3,447, respectively. Based on the Company's historical and current earnings, management believes it is more likely than not that the Company will realize the benefits of its net deferred tax assets existing at October 31, 1997.

  (8)  Operating Leases

       The Company leases certain manufacturing facilities and equipment under noncancellable operating leases.
Future minimum lease payments as of October 31, 1997 under all such operating leases are as follows: 1998, $668;
1999, $305; 2000, $233; 2001, $211; and 2002, $208.  Rental
expense in 1997 was $469; 1996, $399; and 1995,
$412.

 (9)  Credit Risk and Major Customer Information

       Substantially all of the Company's sales are made on credit on an unsecured basis. The Company evaluates credit risks on an individual basis before extending credit to its customers and believes the allowance for doubtful accounts adequately provides for losses on uncollectible accounts.

       During fiscal 1997, the Company's ten largest customers accounted for approximately 63% of net sales ver-sus 62% in fiscal 1996 and 57% in fiscal 1995. Such customers are involved primarily in the automotive and office equipment industries. During fiscal 1997, net sales to one customer in the automotive industry were 13% of total net sales, versus 11% in fiscal 1996 and 13% in fiscal 1995, and net sales to another automotive customer were 13% of total net sales versus 8% in fiscal 1996 and 3% in fiscal
1995. Sales to one customer in the office equip-ment industry were 10% of total net sales versus 11% in fiscal
1996 and 13% in fiscal 1995.

       Aggregate export sales to unaffiliated customers were $17,361 in fiscal 1997, $18,865 in fiscal 1996, and
$16,856 in fiscal 1995. Export sales were primarily to customers in Western Europe.

(10) Employee Benefit Plan

       All U.S. paid employees of the Company are entitled to participate in the Optek Technology, Inc.
Profit-Sharing Plan and Trust (Profit-Sharing Plan). Pursuant to the Profit-Sharing Plan, employees may request the Company to deduct and contribute up to 15% of their salary up to the appropriate statutory dollar limits. The
Company has the option to contribute up to 2% of the employee's salary. Employer contributions vest ratably over a period of five years. Vesting occurs after each year in which employees accumulate at least 1,000 hours of service. An employee's vested account balance is distributable either upon termination of employment or after attaining a certain age. During fiscal 1997, the Company provided for contributions to the Profit-Sharing Plan total-ing $165 to be paid the first quarter of fiscal 1998. For fiscal
1996 and fiscal 1995 the Company contributed $143 and $139, respectively.

(11) Contingencies

       The Company is involved in various claims and legal actions arising in the ordinary course of business.
In the opinion of management, the ultimate disposition of these matters will not have a material affect on the Company's financial position or results of operations.PAGE



















[Picture depicting a few of the Company's sensor assemblies with examples of end products in which they are used.]




No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with this offer made by this Prospectus, and, if given or made, such infor-mation or representations must not be relied upon as having been authorized by the Company, the Selling Stockholder or any of the Underwriters.
This Prospectus does not constitute an offer to sell, or the solicitation of any offer to buy, any securities other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the Common Stock by anyone in any jurisdiction in which such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent the date hereof.

     TABLE OF CONTENTS
                         Page
Prospectus Summary ..........
Risk Factors ....................
Use of Proceeds ...............
Price Range of Common Stock
Dividend Policy ................
Capitalization ..................
Selected Consolidated Financial
  Data ..............................
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations....
Business ..........................
Management ...................
Principal and Selling Stockholders
Underwriting ..................
Legal Matters ..................
Experts .........................
Information Incorporated by
 Reference......................
Available Information ........
Index to Consolidated Financial
  Statements ....................









                             2,500,000 Shares






                          Optek Technology, Inc.

                               Common Stock








                                PROSPECTUS









                    Prudential Securities Incorporated

                      BancAmerica Robertson Stephens

                           ABN AMRO Incorporated




                             March      , 1998

                                 PART II

               INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The following are estimated expenses (other than the SEC registration fee and the NASD filing fee) of the issuance and distribution of the securities being registered, all of which will be paid by the Company.

     Securities and Exchange
     Commission Registration Fee.......  $18,350

     NASD Filing Fee...................... 6,700

     Accounting Fees and Expenses....     25,000

     Legal Fees and Expenses............  50,000

     Transfer Agent and Registrar Fees
     and Expenses.......................     500

     Printing and Engraving Expenses      40,000

     Miscellaneous...................     59,450

     TOTAL....................          $200,000



     The Company intends to pay all expenses of registration, issuance and distribution, excluding underwriting discounts and commissions, with respect to the shares being sold by the Selling Stockholder.


Item 15.  Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law empowers the Registrant to indemnify its current and former directors, officers, and certain other persons against certain expenses incurred by them in connection with any suit to which they were or are a party or are threatened to be made a party by reason of their serving in such positions, so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Registrant, however, the power to indemnify does not extend to judgments or settlement amounts and, unless the court determines that indem-nification is appropriate, indemnification is not available for the benefit of such persons who are adjudged to be liable to the Registrant. The Delaware General Corporation Law also provides for mandatory indemnification of any director, officer, employee or agent against expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the Delaware
General Corporation Law provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases.
The statute also empowers the Registrant to purchase and maintain insurance for such persons with respect to liability arising out of or in connection with their capacity or status with the Registrant. The Registrant maintains liability insurance for the benefit of its officers and directors.

     The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors or otherwise.
Article VI of the Registrant's Bylaws provides for the indemnification of directors, officers, and certain other persons within the limitations of Section 145. Section 7 of the Underwriting Agreement, filed as Exhibit 1.2 hereto and incorporated herein by reference, provides for indem-nification of the directors, controlling persons and officers of the Registrant against certain liabilities relating to claims based upon the offering.


Item 16.  Exhibits and Financial Statement Schedules.

     (a) Exhibits
     1.1   Underwriting Agreement.
      5.1  Opinion and Consent of Hewitt & Hewitt, P.C.
     23.1  Consent of KPMG Peat Marwick LLP
     23.2  Consent of Hewitt & Hewitt, P.C. Reference is made to
          Item 5.1.
     24.1  Power of Attorney.  Reference is made to the Signature
Page.

Item 17.  Undertakings

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act") each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of
1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
PAGE


                                SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carrollton, State of Texas, on the 17th day of February, 1998.

                                        OPTEK TECHNOLOGY, INC.



                                    By: /s/ Thomas R. Filesi
                                    Thomas R. Filesi, President


                             POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas R. Filesi, William J. Collinsworth, and
Christopher M. Hewitt, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Optek Technology, Inc.) to sign any or all amendments (including post-effective amendments) to this Registration Statement and to sign a Registration Statement pursuant to Section 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                             Title

 Date


/s/ Thomas R. Filesi            President, Chief
Thomas R. Filesi                Executive Officer,
                                and Director (Principal
                                Executive Officer)

                                Vice President -      February
/s/ William J. Collinsworth     Finance (Principal     17, 1998
William J. Collinsworth          Financial and
                                 Accounting Officer)



                              Director
Rodes Ennis


/s/ Grant Dove                Director
Grant Dove


/s/ William Daughtrey         Director
William Daughtrey

/s/ Michael Cahr               Director
Michael Cahr


Wayne Stevenson               Director

INDEX TO EXHIBITS

     No.       Exhibit                                      Page
     1.1   Underwriting Agreement.
     5.1  Opinion and Consent of Hewitt & Hewitt, P.C.
     23.1  Consent of KPMG Peat Marwick LLP
     23.2  Consent of Hewitt & Hewitt, P.C. Reference is
           made to Item 5.1
     24.1  Power of Attorney.  Reference is made to the
          Signature Page.


